UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 07, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes          No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes          No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No X

Enclosure: Press release         ANGLOGOLD ASHANTI RESULTS FOR THE QUARTER ENDED
                                              MARCH 31, 2010 PREPARED IN ACCORDANCE WITH
                                             INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Quarter 1 2010
Report
for the quarter ended 31 March 2010
Group results for the quarter….
·  Gold production of 1.08Moz, ahead of guidance
·  Total cash costs of $619/oz, 6% better than guidance
·  Adjusted headline earnings of $61m recorded for the quarter
·  Cripple Creek & Victor improvement continues; Brasil Mineraçáo continues to deliver strong cost performance
·  TauTona restarted successfully in January after shaft inspection and repair
·  Geita continues turnaround progress with strong production performance
·  Uranium production of 313,000lbs is above target with stock levels at 1Mlbs
·  Hedge book commitments further reduced by 350,000oz to 3.55Moz
Events post quarter-end…
·  Achieved investment-grade international credit ratings from S&P and Moody’s
·  Further restructured the balance sheet with longer-term debt package
·  Issued $1bn rated bonds comprising $300m 30-year notes, $700m 10-year notes
·  Raised $1bn unsecured credit facility from a 16-bank syndicate
Quarter
Year
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2010
2009
2009
2009
2010
2009
2009
2009
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced - kg / oz (000)
33,574
36,767       34,306     143,049
1,079
1,182 1,103 4,599
Price received
1
- R/kg / $/oz
244,873
247,985      273,103    201,805
1,015
1,029 858 751
Price received excluding hedge
buy-back costs
1
- R/kg / $/oz
244,873
247,985      273,109    246,048
1,015
1,029 858 925
Total cash costs - R/kg / $/oz
149,431
143,596      141,552    136,595
619
598 445 514
Total production costs - R/kg / $/oz
190,374
178,739      180,751    171,795
789
743 568 646
Financial review
Adjusted gross profit
2
- Rm / $m
1,638
2,521         2,764        3,686
218
337 279 412
Adjusted gross profit excluding hedge
buy-back costs
2
- Rm / $m
1,638
2,521         2,764      10,001
218
337 279 1,208
Profit (loss) attributable to equity
shareholders - Rm / $m
1,150
3,179                1
(2,762)
157
424 - (320)
- cents/share
313
867                -
(765)
43
116 - (89)
Adjusted headline earnings (loss)
3
- Rm / $m
463
1,706          1,482       (211)
61
228 150 (50)
- cents/share
126
466             414        (58)
17
62 42 (14)
Adjusted headline earnings
excluding hedge buy-back costs
3
- Rm / $m
463
1,706           1,482      5,795
61
228 150 708
- cents/share
126
466             414
1,604
17
62 42 196
Cash flow from operating activities
excluding hedge buy-back costs
- Rm / $m
1,326
3,610           2,427    10,096
179
465 243 1,299
Capital expenditure - Rm / $m
1,283
2,275           2,381      8,726
171
293 241 1,027
Notes:
1. Refer to note C "Non-GAAP disclosure" for the definition.
2. Refer to note B "Non-GAAP disclosure" for the definition.
3. Refer to note A "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations at a glance
for the quarter ended 31 March 2010
Production
Total cash costs
Adjusted gross
profit (loss)
1
%
%
$m
oz (000)
Variance
2
$/oz
Variance
2
$m
Variance
2
SOUTH AFRICA
384
(11)
626
10
51
(67)
Great Noligwa
29
(15)
946
(7)
(8)
-
Kopanang
70
(31)
585
46
11
(35)
Moab Khotsong
63
(14)
574
17
1
(12)
Tau Lekoa
27
(21)
904
23
2
(8)
Mponeng
115
(9)
440
11
45
(25)
Savuka
1
(50)
6,263
54
(11)
(3)
TauTona
44
76
779
(46)
(4)
21
Surface Operations
34
(6)
518
13
15
(4)
CONTINENTAL AFRICA
374
(11)
630
(6)
104
(19)
Ghana
Iduapriem
20
(63)
791
54
2
(24)
Obuasi
98
1
559
(1)
30
4
Guinea
Siguiri - Attributable 85%
73
(5)
567
(11)
25
(5)
Mali
Morila - Attributable 40%
3
25
(19)
619
(6)
11
(2)
Sadiola - Attributable 41%
3,4
30
(6)
569
(11)
15
3
Yatela - Attributable 40%
3
27
(4)
474
24
16
(1)
Namibia
Navachab
18
6
656
(10)
4
(1)
Tanzania
Geita
84
4
828
(22)
1
14
Non-controlling interests, exploration
and other
-
(7)
AUSTRALASIA                                                                   114
7
931
8
(3)
(11)
Australia
Sunrise Dam
114
7
900
8
1
(10)
Exploration and other
(4)
(1)
AMERICAS                                                                        207
(8)
398
3
103
(17)
Argentina
Cerro Vanguardia - Attributable 92.50%
47
-
390
15
19
-
Brazil
AngloGold Ashanti Brasil Mineração
82
(15)
369
(12)
39
(7)
Serra Grande - Attributable 50%
20
(26)
453
34
8
(6)
United States of America
Cripple Creek & Victor
58
4
482
15
27
(1)
Non-controlling interests, exploration
and other
10
(3)
OTHER
5
(6)
Sub-total                                                                        1,079
(9)
619
4
260
(120)
Less equity accounted investments
(42)
1
AngloGold Ashanti
218
(119)
1
Refer to note B "Non-GAAP disclosure" for the definition.
2
Variance March 2010 quarter on December 2009 quarter - increase
(decrease).
3
Equity accounted joint ventures.
4
Effective 29 December 2009, AngloGold Ashanti increased its
interest in Sadiola from 38% to 41%.
Rounding of figures may result in computational discrepancies.

Financial and Operating Report
OVERVIEW FOR THE QUARTER
Production for the seasonally weak first quarter declined by 9% to 1.08Moz from that of the previous quarter.
This was, however, ahead of guidance of 1.07Moz.
Total cash costs, which includes a $25/oz charge for deferred stripping, rose 4% to $619/oz, resulting from lower production and inflationary increases. Total cash costs were, however, better than guidance of
$660/oz, due to higher than anticipated inventory build-up, lower than expected release of deferred stripping charges and other efficiencies.
SAFETY
AngloGold Ashanti’s focus on safety continued at the start of the year, with January’s lost time injury frequency rate (LTIFR) of 4.96 injuries per million hours worked, having been the best achieved in the company’s history. The LTIFR for the quarter of 7.02 was little changed from the same period in 2009 but decreased by 7% from the previous quarter. The South African operations lost 18 shifts to safety-related stoppages.
Tragically, three miners were fatally injured during the quarter in separate incidents at Siguiri, Kopanang and
Moab Khotsong. Both South African mines had each achieved 1 million fatality free shifts earlier in the quarter, underscoring the significant successes in reducing injury from falls of ground at these deep mines.
AngloGold Ashanti’s management team analysed the causes of these recent fatalities and is working to put in place measures to prevent any reoccurrence. The Safety Transformation Blueprint, an overarching strategy to help eliminate all workplace injuries, remains on track for implementation in the first half of this year and will assist in realising the next quantum improvement in the overall safety performance.
Sadiola achieved the important milestone of 5 million shifts over a year without a lost time injury, while Cerro
Vanguardia went without a lost time injury for 1 million hours worked.
OPERATING REVIEW
The South African operations produced 384,000oz in the first quarter of 2010, at a total cash cost of
$626/oz, compared with 431,000oz at $569/oz in the previous quarter. The traditionally slow start to the year, following the annual December break contributed to the decline, as did safety stoppages at Kopanang and lower grades reported at Moab Khotsong, Great Noligwa, Kopanang and Mponeng. TauTona was
successfully restarted and contributed 44,000oz after the inspection and rehabilitation of the shaft barrel at the end of last year. The rehabilitation work being carried out at Savuka, to repair damage to the underground infrastructure caused a year ago by a seismic event, continues and is expected to be completed by September 2010.
Continental Africa’s production decreased to 374,000oz in the first quarter at a total cash cost of $630/oz, from 418,000oz at $668/oz the previous quarter. Iduapriem was the chief contributor to the decline, producing only 20,000oz after the operation was suspended for 10 weeks to increase the overall tailings storage capacity. While output at Obuasi was marginally higher for the quarter, production will be impacted by around 20,000oz to 25,000oz in the second quarter as gold processing is curtailed pending the implementation of a revised water management strategy. Geita continued its turnaround, with the anticipated higher grades from the Nyankanga pit helping to boost production and lower unit costs.
Australia’s production rose to 114,000oz at a total cash cost of A$1,030/oz ($931/oz), from 107,000oz at
A$949/oz ($863/oz) in the prior quarter. Total cash costs were inflated by deferred waste-stripping charges during the quarter of some A$357/oz ($322/oz).

The Americas production fell to 207,000oz at a total cash cost of $398/oz during the first quarter, from
226,000oz at $385/oz in the previous quarter. The decline came from a planned reduction in grade from
Serra Grande and anticipated lower tonnages from AngloGold Brasil Mineraçáo, which despite this remained the lowest cost producer in the group at $369/oz. Argentina further consolidated its recovery of the past 18 months with steady production of 47,000oz, while Cripple Creek & Victor continued its recovery from leach pad issues that hampered its performance last year, with a 4% increase in production over the quarter to
58,000oz.
FINANCIAL AND CORPORATE REVIEW
Adjusted headline earnings (excluding accelerated hedge buy-back costs) for the quarter declined to $61m, from $228m in the prior quarter, due largely to: the decreased production in a seasonally weak quarter, particularly when compared with the traditionally strong fourth quarter; the non-recurrence of a $65m foreign exchange gain; higher charges for amortisation and rehabilitation; and higher tax charges due to non-
recurring credits and certain tax-free gains recorded in the previous quarter.
Profit attributable to equity shareholders (including fair value movements on the bond and the hedge book)
was $157m for the quarter, compared with $424m during the prior period when historical asset impairments at Geita, Obuasi and Iduapriem were reversed. This was partly negated by the net gain on the unrealised non-hedge derivatives.
The average realised gold price for the quarter was $1,015/oz, representing an 8.6% discount to the average spot price of $1,110/oz. Delivery into hedge contracts continued with the removal of a further 350,000oz from the book during the first quarter, leaving total commitments of 3.55Moz at 31 March 2010. The hedge book is expected to reduce by a further 280,000oz by the end of the year, resulting in an average discount to spot gold prices of between 8% and 10%, in line with previous guidance. This assumes a gold price range of
$950/oz to $1,250/oz and annual production of between 4.5Moz to 4.7Moz.
Subsequent to the quarter-end, AngloGold Ashanti successfully concluded two legs of a financing package totalling $2bn, to fulfil the company’s commitment to refinance its debt facilities that were due to mature in the near term and to extend the overall tenor of its debt. The first leg comprised a four-year, unsecured revolving credit facility with a syndicate of 16 banks at an interest rate of 175 basis points above the London
Interbank Offered Rate. After receiving investment grade ratings from Moody’s Investors Service and
Standard & Poor, AngloGold Ashanti completed a $1bn bond issue in April. The issue, which was more than six times oversubscribed, comprised: $700m of 10-year notes carrying a coupon of 5.375%, at a premium of
165 basis points above United States treasury bills of equivalent maturity; and $300m of 30-year notes with a coupon of 6.5%, or 200 basis points above the relevant treasury bills. This outcome is to be welcomed in that it removes refinancing risk and serves to match AngloGold Ashanti’s debt to the long-life nature of its portfolio.
The proceeds from the bond will be used to extinguish and cancel: the $500m term facility from Standard
Chartered, of which half was drawn at the quarter-end; and the $1.15bn revolving credit facility which matures in December 2010, of which $710m was drawn at the end of the first quarter. The cancellation of these debt facilities will result in a once off $8m charge (accelerated amortisation of fees) to the income statement in the second quarter.
EXPLORATION
Total exploration expenditure during the first quarter, inclusive of expenditure at equity accounted joint ventures, was $48m ($17m on brownfields exploration, $17m on greenfields exploration and $14m on pre-
feasibility studies), compared with $71m ($29m on brownfields, $25m on greenfields and $17m on pre-
feasibility studies) in the previous quarter. A total of 39,280m was drilled during the quarter at existing priority targets so as to delineate new targets across the company’s property holdings. Work on the feasibility study for the Tropicana project continued according to schedule, while further drilling on the nearby Boston
Shaker showed potential for an additional open-pit and Havana Deeps showed underground mining potential. Additional expenditure of A$9m was approved to accelerate drilling on both deposits, increasing the Tropicana JV exploration budget for 2010 to A$25m.
In Colombia, where final permissions are awaited for the resumption of drilling at the La Colosa project, exploration was undertaken on two other prospects. Elsewhere in the Americas, where AngloGold Ashanti has 50,000km
2
of exploration tenements in the most prospective gold territories and new frontiers, exploration efforts were focused on new targets which were identified in Brazil, Argentina and Canada.
A 50,000m drilling campaign, expected to commence during the June quarter, is planned for AngloGold
Ashanti’s landholdings in the Democratic Republic of the Congo following the successful conclusion of negotiations with the state-owned gold company. A pre-feasibility study is currently underway at the
Mongbwalu concession and is expected to be completed within a year.
OUTLOOK
AngloGold Ashanti’s production and total cash cost guidance for the full year 2010 are both unchanged at
4.5Moz to 4.7Moz at a total cash cost of $590/oz to $615/oz. This assumes an average exchange rate of
R7.70/$ and an oil price of $75/barrel.
Our press release dated 30 March 2010 flagged that second quarter production from Ghana will be 20,000 to
25,000 ounces lower, for reasons stated previously. In addition, Sunrise Dam will have a planned drop in quarterly production in the second quarter, but remains on track for the full year’s target. We are therefore guiding second quarter’s production at similar levels recorded in the first quarter, i.e. 1.079Moz at a total cash cost of $650/oz at a rand exchange rate of R7.40/$ for the quarter.
OPERATING RESULTS FOR THE QUARTER
SOUTH AFRICA
Great Noligwa’s gold production declined by 13% from the previous quarter to 908kg (29,000oz), due mainly to planned downscaling of the operation; lower grades mined caused by the replacement of panels affected by seismicity; and a shaft incident which resulted in a three-day stoppage. The lower production is in line with a downscaling strategy designed to return the mine to profitability in 2010. Total cash costs fell 6%
to R228,300/kg ($946/oz), mainly because of this initiative. The adjusted gross loss of R58m ($8m) was 4%
higher than the previous quarter.
The LTIFR deteriorated to 14.84 (11.54).
Kopanang’s gold production declined by 31% to 2,183kg (70,000oz), the result of lower volumes mined due in part to safety related stoppages. Grades were also 20% lower because of decreased mining values. As a result, total cash costs rose by 47% to R141,068/kg ($585/oz), while adjusted gross profit declined to R81m
($11m), compared with R345m ($46m) in the prior quarter.
The LTIFR improved to 9.45 (13.34). The mine had one fatality during the quarter.
Moab Khotsong’s production declined by 13% to 1,956kg (63,000oz), primarily caused by a five-day safety-
related stoppage following a fatal accident during the quarter. Grade was 3% lower at 8.58g/t with the mining of lower grade areas. Total cash costs rose by 18% to R138,531/kg ($574/oz) because of the lower output, combined with an increased labour complement transferred from Great Noligwa. Adjusted gross profit decreased to R7m ($1m), compared with R94m ($13m) in the previous quarter.
The LTIFR improved to 15.39 (16.05). The mine reported one fatality during the quarter.
Tau Lekoa’s production declined by 20% to 833kg (27,000oz), in line with a planned reduction in volume mined as well as lower grade caused by lock-up in the plant. Total cash costs increased by 24% to
R218,156/kg ($904/oz). Adjusted gross profit was R18m ($2m), compared with R78m ($10m) in the previous quarter.
The LTIFR deteriorated to 26.48 (16.10).

Mponeng’s production decreased by 9% to 3,584kg (115,000oz), impacted primarily by reduced vamping and a 6% drop in yield caused by dilution from increased stoping widths. Consequently, total cash costs increased by 11% to R106,198/kg ($440/oz). Adjusted gross profit was R342m ($45m), compared with
R524m ($70m) in the previous quarter.
LTIFR deteriorated to 14.16 (11.16).
Savuka’s production remained constrained at 43kg (1,000oz) following a series of seismic events that occurred close to the shaft infrastructure on 22 May 2009. Rehabilitation work is progressing slower than anticipated and return to normal production levels is anticipated in the second half of 2010. The adjusted gross loss widened to R84m ($11m), compared with R63m ($8m) in the previous quarter.
The LTIFR deteriorated to 4.05 (3.93).
TauTona’s production nearly doubled to 1,383kg (44,000oz) as normal mining operations resumed following the suspension of underground operations during the previous quarter to repair and inspect steelwork along the shaft barrel. Consequently, total cash costs decreased to R188,082/kg ($779/oz). The adjusted gross loss narrowed to R32m ($4m), compared to a loss of R186m ($25m) in the previous quarter.
The LTIFR deteriorated to 14.65 (6.37).
Surface Operations production decreased by 6% to 1,058kg (34,000oz), due mainly to a 6% drop in grade from waste-rock, resulting in a 14% increase in total cash costs to R125,192/kg ($518/oz). Initiatives to upgrade areas being reclaimed are under investigation. Adjusted gross profit was down 21% to R114m
($15m), compared with R145m ($19m) in the previous quarter.
The LTIFR improved to 0.00 (2.24).
CONTINENTAL AFRICA
GHANA
Iduapriem’s production decreased by 63% to 20,000oz as a result of the temporary suspension of operations following a decision taken jointly with the Ghana Environmental Protection Agency and the company to upgrade the existing tailings storage facility. Total cash costs rose by 54% to $791/oz and adjusted gross profit decreased to $2m from $26m in the previous quarter.
The LTIFR deteriorated to 0.83 (0.00).
Obuasi’s production rose by 1% to 98,000oz as a result of further improvements in grade-control management. Total cash costs dropped 1% to $559/oz as a result of the higher grades mined, but was partly offset by lower throughput due to a temporary plant shutdown to implement a revised water management strategy. Adjusted gross profit increased to $30m, 15% better than the prior quarter.
The LTIFR improved to 1.31 (2.41).
REPUBLIC OF GUINEA
Siguiri’s production (85% attributable) declined by 5% to 73,000oz as a result of marginally lower tonnage throughput and a 2% decrease in recovered grade. Total cash costs fell 11% to $567/oz due to lower royalty expenditure related to timing of gold sales and lower waste-stripping costs. Adjusted gross profit decreased to $25m from $30m in the previous quarter.
The LTIFR deteriorated to 1.30 (0.65). The mine had one fatality during the quarter.

MALI
Morila’s production (40% attributable) declined by 19% to 25,000oz as a result of an 8% decrease in tonnage throughput and a 12% fall in recovered grade. Total cash costs decreased by 6% to $619/oz due to the lower tonnage throughput that resulted in a decrease in fuel and consumable stores usage, together with a lower stockpile depletion expense. Adjusted gross profit decreased to $11m from $13m in the previous quarter.
LTIFR was 0.00 (0.00).
Sadiola’s production (41% attributable) declined by 6% to 30,000oz as a result of a planned 6% decrease in tonnage throughput. Total cash costs were 11% lower at $569/oz, as a result of the weaker local currency, together with lower reagent and engineering stores costs. Adjusted gross profit increased to $15m from
$12m in the previous quarter.
The LTIFR deteriorated to 0.75 (0.00).
Yatela’s production (40% attributable) decreased by 4% to 27,000oz, resulting mainly from a decrease in tonnage stacked. Total cash costs increased by 24% to $474/oz as a result of higher mining costs to access new sources of ore, partially offset by the weakening of the local operating currency. Adjusted gross profit decreased to $16m from $17m in the previous quarter.
The LTIFR deteriorated to 3.42 (0.00).
NAMIBIA
Navachab’s production rose by 6% to 18,000oz as a result of an improvement in recovered grade. Total cash costs dropped by 10% to $656/oz due to the higher grade ore treated and a decrease in waste mining volumes. Adjusted gross profit decreased by $1m to $4m as a result of a higher amortisation expense for the quarter.
The LTIFR improved to 2.52 (2.62).
TANZANIA
Geita’s production increased by 4% to 84,000oz due to an increase in recovered grade. Total cash costs declined by 22% to $828/oz as AngloGold Ashanti’s Project ONE business improvement intervention began to deliver results, coupled with lower deferred stripping charges and certain once-off credits. Reagent and power consumption were reduced after implementing the new blending strategy, improved process controls and reducing process variation. Plant and heavy mobile equipment maintenance costs were also reduced.
Adjusted gross profit increased to $1m from a loss of $13m recorded in the previous quarter.
The LTIFR was 0.00 (0.00).
AUSTRALASIA
AUSTRALIA
Sunrise Dam’s gold production increased by 7% to 114,000oz. Total cash costs increased 8% to A$995/oz
($900/oz), primarily due to the impact of deferred stripping costs which accounted for 32% of the total cash costs. Adjusted gross profit was A$1m ($1m), compared with A$12m ($11m) in the previous quarter, because of deferred stripping and inventory movements.
With one LTI in the quarter, the LTIFR was 2.34 (0.00).

AMERICAS
ARGENTINA
At Cerro Vanguardia (92.5% attributable), gold production remained unchanged at 47,000oz whilst silver production increased as planned by 19% to 695,000oz. Total cash costs at $390/oz reflects the higher cost of salaries, explosives and professional services, all partially offset by an increase in silver by-product credits. Adjusted gross profit at $19m was similar to the previous quarter.
The LTIFR was 0.00 (0.00).
BRAZIL
AngloGold Ashanti Brasil Mineração’s production declined by 15% to 82,000oz, as a result of a planned reduction in tonnages. Total cash costs fell 12% to $369/oz, due to a weaker real, higher acid by-product credits and lower services and power supply costs. Adjusted gross profit declined to $39m from $46m in the previous quarter, reflecting lower gold sales and received prices.
The LTIFR deteriorated to 1.15 (1.14).
At Serra Grande (50% attributable), production declined 26% to 20,000oz reflecting a planned drop in grade and treated tonnage. Total cash costs rose 34% to $453/oz, reflecting lower production, as well as higher maintenance costs and stockpile movements. Adjusted gross profit was $8m, compared to $14m of the previous quarter.
The LTIFR was 0.00 (0.00).
UNITED STATES OF AMERICA
Cripple Creek & Victor’s gold production increased by 4% to 58,000oz, due in large part to the `hi-low’
stacking plan which placed higher grade ore closer to the liner in the old load-out-bin area and the lower grade ore higher on the pad, further from the liner. The addition of lime improved pad chemistry, which resulted in increased production. Total cash costs increased by 15% to $482/oz, due to fewer costs deferred to inventory. Adjusted gross profit was $27m, compared with $28m in the prior quarter.
The LTIFR was unchanged at 3.80.
Notes:
·   All references to price received include realised non-hedge derivatives.
·   All references to adjusted gross profit (loss) refers to gross profit (loss) adjusted for unrealised non-hedge derivatives and other commodity contracts.
·   In the case of joint venture and operations with non-controlling interests, all production and financial results are attributable to
    AngloGold Ashanti.
·   Rounding of figures may result in computational discrepancies.

Review of the Gold Market
1. GOLD PRICE MOVEMENT AND INVESTMENT MARKETS
1.1. Gold price data
Gold traded in a relatively tight range of $90/oz during the first quarter of the year, compared with
$218/oz the previous quarter. The price averaged 1% higher during the period at $1,110/oz. The price held convincingly above $1,000/oz, reflecting broad investor satisfaction despite lingering uncertainty on the prognosis for the global economy and financial markets.
The inverse correlation of the gold price and the US dollar remained largely intact and late January saw a stronger dollar exert downward pressure on the gold price. The dollar rallied in response to increased reserve requirements announced by the Chinese, followed by the Reserve Bank of India.
Both highlighted the fragility of any global recovery.
Growing doubt over sovereign stability, most notably that of Greece, and the ability of certain countries to fund or refinance significant debt obligations approaching maturity, added impetus to the dollar’s gains. Greece is not alone. Other European nations holding large tranches of maturing debt are also likely to face refinancing headwinds, placing further strain on the euro and ensured a stronger dollar than might have been expected.
Nevertheless, the gold price has remained steady, trading comfortably above $1,000/oz. The picture is decidedly more bullish in Europe, where the continued economic turmoil has pushed bullion to historic highs in euro terms. This further reflects the metal’s true performance as a financial asset.
Gold touched a record €834/oz during the quarter, 3% higher than its previous high of €812/oz on
3 December 2009. The price has continued to climb since the end of the quarter, reaching €900/oz on 3 May 2010.
Combined holdings of the nine major gold exchange traded funds were little changed, despite the stronger dollar, ending the quarter 1Moz lower at 55.3Moz.
Speculative activity on COMEX division of the New York Mercantile Exchange was more pronounced, with the net long position rising 36% from its trough during the quarter to a peak of
30.4Moz.
1.2.   Official sector
Official sector selling was once again conspicuous by its absence. There were no sales recorded during the quarter despite the IMF’s stated intention to sell 191 tonnes of gold on the open market.
No central bank purchases were announced in the first quarter.
1.3.   Producer de-hedging
No significant activity was reported.
1.4.   Currencies
The US dollar remained relatively weak against most other currencies, notwithstanding its strength relative to the euro.
The rand again outperformed most emerging market currencies in the quarter ended 31 March.
The Australian dollar remained resolute, averaging A$/$0.9045 during the quarter and trading in a narrow range of A$/$0.8640 to A$/$0.9320. The strength of the Australian dollar was aided by the hawkish stance of the Reserve Bank of Australia, a standout amongst central banks after hiking rates a further 25 basis points against a global backdrop of low interest rates in many other countries.
The Brazilian real, which for many quarters stood out among the best performing emerging market currencies, failed to extend its strengthening trend. During the quarter under review it averaged
$/BRL 1.80 which is 3% weaker than its average of the previous quarter, closing at $/BRL 1.78 at the end of March.
1.5.   Silver
Silver prices continued to display a close correlation to gold prices. The silver price averaged
$16.93/oz for the quarter, from $17.53/oz the previous quarter. The silver ETF remained static quarter on quarter at 396Moz.
2.  PHYSICAL DEMAND
2.1.   Jewellery sales
The world’s largest gold markets of India and China performed well, while there was encouraging jewellery consumption data from the Middle East for the first time since the onset of the global financial crisis. Relative gold price stability aided recovery in all markets. India, the world’s largest gold consumer, enjoyed a vastly improved first quarter amid upbeat sentiment stoked by signs of accelerating economic growth and a stronger rupee. Gold imports topped 144 tonnes, the highest first quarter tally in the past five years. Many retailers are restocking and also increasing the share of gold jewellery relative to diamond jewellery in their inventories to boost turnover over profit margins. It is anticipated that the first quarter’s gains will be consolidated in the second quarter, with key buying opportunities presented by the Hindu New Year festivals, including the highly auspicious day of Akshaya Tritiya, as well as the upcoming wedding season.
China’s first quarter sales are traditionally marked by strong demand amid Chinese New Year and
Valentines Day celebrations. While many retailers reported good trade given that the two events fell on the same day this year, demand would have been stronger had the two not been combined.
Interestingly, Women’s Day on 8 March registered strong sales for the first time as women marked the day by buying jewellery, a positive indicator for the Chinese jewellery market. Some Chinese manufacturers reported the first quarter as their strongest of the past decade. January and
February orders were predictably high while a surprisingly robust March indicates retailer confidence in the coming months.
While the US market continued its struggle, some positive data from the fourth quarter continued
into the new year. Sterling Jewellers, the countries largest retailer, reported an 8% increase in sales for the full year through January. There were signs of retailers cautiously adding to inventories as year-on-year sales showed a modest increase. High-end retailers, including Tiffany,
Sacks of Fifth Avenue and Neiman Marcus, reported strong sales. A continuation of that trend would confirm the popular contention that the high-end market would be first to recover from the slump. The luxury sector showed a similar rebound, as post-holiday discounting bolstered first quarter sales.
The Middle East showed signs of recovery. In the United Arab Emirates an increase in tourists visiting before and after the Dubai Shopping Festival helped boost gold sales. Residents also showed signs of adjusting to a $1,090/oz gold price level, which further supported sales boosted by growing consumer confidence. Total jewellery sales increased by as much as 20% year on year.
Turkish jewellery exports leapt 52% to 10.4 tonnes, while local jewellery sales rose 33% from a year earlier. In the Kingdom of Saudi Arabia, the relative stability of gold prices in the first quarter, along with, increased government stimulus and occasions like Spring Holiday, Valentine’s Day and
Mothers’ Day, all aided a 12% to 15% increase in jewellery sales.

2.2.   Investment market
Last year’s positive trend in bar and coin sales in India continued in the first quarter. The Indian
ETF showed low levels of redemptions, while the launch of three new funds was announced.
Changes to income tax regulations put more money in the hands of consumers, further boosting the local gold market. Recent advertising campaigns sponsored by commercial banks, extolling gold as a ‘real’ asset that can be used as collateral, are also now gaining traction. Scrap activity declined significantly.
In the US, bar and coin sales remained steady. January saw some investors selling gold to rebalance portfolios, but gold ETF sales were strong since February. ETF demand in the first quarter dropped sharply from the same period in 2009, when investors sought safe haven during the darkest days of the financial crisis. The launch of Sprott Asset Management’s physical gold delivery ETF, saw ten tons of gold absorbed in just four days. In another significant transaction,
China Investment Corp bought 1.5 million units of the SPDR Gold Trust, the world’s largest ETF.
The fact that CIC chose not to buy physical gold from Chinese sources highlights one of the primary benefits of investing in ETFs: they are easier to value, book and transact.
First quarter demand for China Gold Investment Bars was more than double that in the first quarter of last year. In fact, demand for gold bars in China during January and February was so strong that the Shanghai Gold Exchange imported 70t of bullion. Such positive data reflects a growing fear of rising inflation and investors diversifying away from property.
Middle Eastern investment saw some improvement in the first quarter, although it is more muted than gains in the jewellery sector. However it should be remembered that in terms of sales, the
Middle Eastern jewellery market is far more significant than the investment market. In the UAE, demand for coins and bars rose by more than 15%, as Asian residents adjusted to a gold price around $1,090/oz. The Turkish market for physical gold investment showed modest gains and increased both year on year and quarter on quarter. Despite stronger jewellery manufacture, bullion imports were virtually non-existent as Turkish manufacturers were served by an increased supply of scrap. In Saudi Arabia the level of investment demand was flat.

Hedge position
As at 31 March 2010, the net delta hedge position was 3.35Moz or 104t (at 31 December 2009: 3.49Moz or 108t),
representing a further reduction of 0.14Moz for the quarter. The total commitments of the hedge book as at 31 March
2010 was 3.55Moz or 110t, a reduction of 0.35Moz from the position as at 31 December 2009.
The marked-to-market value of all hedge transactions making up the hedge positions was a negative $2.07bn (negative
R15.09bn), decreasing by $0.11bn (R1.09bn) over the quarter. This value was based on a gold price of $1,112.50/oz, exchange rates of R7.30/$ and A$/$0.9162 and the prevailing market interest rates and volatilities at that date.
As at 5 May 2010, the marked-to-market value of the hedge book was a negative $2.18bn (negative R16.47bn), based on a gold price of $1,169.20/oz and exchange rates of R7.55/$ and A$/$0.9073 and the prevailing market interest rates and volatilities at the time.
These marked-to-market valuations are in no way predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the theoretical cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.
The following table indicates the group’s commodity hedge position at 31 March 2010
Year
2010
2011
2012
2013
2014
2015
Total
US DOLLAR/GOLD
Forward contracts
Amount (oz) *(488,927) 60,000 122,500 119,500 91,500 *(95,427)
US$/oz *$985
$227             $418             $477             $510
*$ 3,281
Put options sold Amount (oz) 181,895 148,000 85,500 60,500 60,500 536,395
US$/oz $772
$623             $538             $440              $450
$620
Call options sold Amount (oz) 770,360 776,800 811,420 574,120 680,470 29,000 3,642,170
US$/oz $607 $554 $635 $601 $604 $670 $601
RAND/GOLD
Forward contracts
Amount (oz) *(30,000) *(30,000)
ZAR/oz *R7,181 *R7,181
Put options sold Amount (oz) 30,000 30,000
ZAR/oz R7,500 R7,500
Call options sold Amount (oz) 30,000 30,000
ZAR/oz R8,267 R8,267
A DOLLAR/GOLD
Forward contracts
Amount (oz) 100,000 100,000
A$/oz A$643 A$643
Call options purchased Amount (oz) 100,000 100,000
A$/oz A$712 A$712
** Total net gold: Delta (oz) (250,090) (808,775) (880,206) (660,682) (726,215)
(26,463)     (3,352,431)
Committed (oz) (281,433) (836,800) (933,920) (693,620) (771,970)
(29,000)     (3,546,743)
*
Represents a net long gold position and net short US Dollars/Rands position resulting from both forward sales and purchases for the period.
**   The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes options formula with the ruling market prices, interest rates and volatilities as at 31 March 2010.
Fair value of derivative analysis by accounting designation at 31 March 2010
Figures in millions
Non-hedge
accounted
Total
US Dollar
Commodity option contracts (1,829)
Forward sale commodity contracts (237)
Interest rate swaps (13)
Total hedging contracts
(2,079)
Embedded derivatives (1)
Warrants on shares 3
Option component of convertible bond (127)
Total derivatives
(2,204)
Credit risk adjustment
(120)
Total derivatives - before credit risk adjustment
(2,324)
Rounding of figures may result in computational discrepancies.

Exploration
BROWNFIELDS EXPLORATION
In South Africa, surface drilling continued in the Project Zaaiplaats area. MMB5 deflection 7 advanced to a depth of 2,797m. MZA9 continued drilling deflection 23 and advanced 267m over the quarter. The Vaal reef intersection is expected in June 2010. The long deflection from MGR6 continued drilling and the hole is currently at a depth of 2,742m. The Vaal Reef is expected to be intersected in September 2010 after minor delays were caused by a jammed core barrel. MGR8 progressed to 40m above the reef (3,139m) when the rods broke. A wedge was then set at 3,010m so as to bypass the stuck rods. A reef intersection is anticipated in June 2010.
In the Western Ultra Deep Levels area, UD51 advanced from a depth of 2,796m to a depth of 3,064m with a
Ventersdorp Contact Reef intersection expected in September 2010.
At Obuasi in Ghana, 1,374m of drilling was completed above 50 level. Drilling is scheduled to re-start on
50 level, with one hole starting in May and two in June as the sites are re-equipped.
In Argentina, positive results have been obtained from in-fill drilling on the known veins. In regional exploration, detailed mapping on four targets defined by radial and circular magnetic signatures at El Volcán is continuing.
In Australia, at Sunrise Dam, drilling continued to infill and extend both surface and underground lodes.
Underground targets included GQ, Cosmo, Dolly and extensions to all these bodies. Surface targets included the paleochannel, Golden Delicious and Sunrise North including Neville. Drilling has continued at
Wilga with a series of water bores being drilled.
In Brazil, surface and underground drilling for oxide and sulphide ore at Córrego do Sítio, remains the primary focus. The Fe-Quad step change exploration project commenced with exploration starting at the
Pari prospect. At MSG, the down-dip extension of the Pequizão ore body is being targeted. Potential extensions of the Cajueiro are being targeted by a new drilling programme following structural reinterpretation. Final reports on exploration for MSG in accordance to the Brazilian Mining regulations have been completed and six new applications for exploration are being considered by the authorities. Regional exploration work continued on the Votorantim Metais areas.
In Colombia, at the La Colosa project, some restrictions on exploration activities have been lifted by the authorities. However, some water permits crucial for the resumption of exploration drilling remain suspended due to drought and consequent water restrictions. The most likely scenario is for drilling to resume late in the third quarter. Meanwhile, geophysical work (induction potential) is continuing and results to date encourage the view that it can be used to develop drill target extensions to the altered early diorite which is the primary host of the gold mineralisation. The development of a ‘geometallurgical model’, to define local variability in gold recovery and other important metallurgical treatment characteristics is progressing and will be invaluable for planning future exploitation.
At Kibali in the Democratic Republic of the Congo, Mineral Resource drilling of the KCD deposit continued
and targeted the defining of the open pit/underground interface and the pit shell itself. A total of 19 holes
(8,183m) were drilled. Drilling of the KCD Sessenge gap and the KCD infill programme commenced with
400m and 1,481m being drilled respectively. In the case of the KCD infill drilling all boreholes confirmed the existing wireframe model.

A review and reinterpretation of the ore zones on the project was undertaken during the quarter – this involved the re-logging of some 163 boreholes taking into consideration alteration, mineralisation and structural criteria.
Surface mapping has been completed on four oxide ore potential targets with the result that a 5,000m RC programme has been proposed for the Memekazi – Renzi project area. Soil sampling started at Block 1 in
January with 747 samples taken. To date three anomalies have been identified in this block.
For Mongbwalu, a definitive agreement was signed with joint venture partner OKIMO on 20 March 2010.
Within one year a feasibility study (as defined in the joint venture agreement) must be completed and submitted. In support of this feasibility study operations continued throughout the quarter aimed at metallurgical and geotechnical test work as well as infill Mineral Resource drilling.
A total of 15 core holes (2,563m) were completed, nine for geotechnical test work and the remainder for
Mineral Resource definition.
At Siguiri in Guinea, a total of 22,173m of RC drilling was completed within the Combined Pits project area.
The aim being to upgrade oxide Mineral Resources in Bidini South and Kalamagna South areas, around the
Tubani Extension pit and between Bidini and Sanu-Tinti pits. Drilling around Kosise West and Kosise South
East prospects was also completed with the aim of generating new Mineral Resource ounces.
Geological and geotechnical diamond drilling (229.6m) in the Tubani Extension project was carried out early in the quarter. Further drilling below Sanu Tinti, Sintroko and Soloni Pits brought the total of diamond drilling to 1,368m.
Reconnaissance and delineation drilling continued on a ground gravity and surface geochemical target north west of the Seguélén pit, and to the south west of the planned Sokunu pit with a total of 5,932m AC drilling.
Geochemical soil sampling for the first quarter covered two main areas, being the exploration license to the west of the TSF and the north eastern area of Block 1. Data interpretation is currently ongoing to define the targets that require follow up.
Ground geophysics IP grids were completed over a portion of Sintroko South and the Tubani Extension areas for orientation purposes, and over the Sokunu-Kosise gap for targeting purposes. The equipment has subsequently moved to the Saraya deposit in Block 2.
At Geita in Tanzania, exploration work focused on processing data collected from the Nyankanga Cut 7 infill drilling programme. A total of 14,000m new core was logged and together with the re-logging of 49,700m of historic core (which confirmed the previous interpretations), was incorporated into the updated Nyankanga geological model.
Some 10,000 new density readings were collected across the ore body. The average densities of the lithologies were confirmed but showed greater variability.
An IP survey over the Area 3 test area has been completed and the data is currently being processed.
Target consolidation of the first 20 regional exploration targets commenced in February with the collation of
Prospect 5 data. The plan is to review all 20 targets by the end of 2010 with the aim of implementing follow up drilling plans for the five highest potential targets.
Geological mapping on the extension area to Star and Comet commenced in March to assist with delineating an area for IP survey in June quarter 2010 and compiling revised geological models.

In Mali, drilling continued at Yatela with the aim of extending the life of the Yatela and Alamoutala pits.
Significant drill intersections were drilled at the KW-18 pit area. At Yatela North, the most northern drilling, located at the base of the Tamboura escarpment, shows mineralisation is open northwards.
The Sadiola Deeps Infill drilling is progressing well and remains on schedule. A review of the geological models of the Tambali and FN2 areas (north and south of the Sadiola open pit) has been undertaken and new wireframes are being created accordingly. It is expected that this will lead to an increase in Mineral
Resource.
A detailed ground gravity survey is underway in the south of the Sadiola lease area over a significant gravity low anomaly identified to the south of Sekekoto SE prospect.
At Navachab in Namibia, 86 holes, totaling 11,255m, were drilled. Off-mine drilling focused on the LS/LM contact mineralisation at Anomaly 16 Valley target area with 27 RC holes (3,507m) and 5 diamond holes being drilled (669m). This drilling is probing the down plunge extension of the higher grade portion of mineralisation at the Valley target.
On-mine exploration drilling focused on the down plunge extension of the NP2 FW veins as well as the main pit FW vein down plunge extension with 12 diamond holes (3,270m) being completed on the NP2 vein set and 2 diamond holes (755m) being completed for the main pit FW vein set. 40 RC holes totaling 3,054m were drilled on the proposed HME waste dump extension to test the area for mineralisation.
At Cripple Creek & Victor in the United States, drilling and studies continue to quantify the potential of the high grade Mineral Resource. Metallurgical testing of a high grade composite sample is underway as is an interim Mineral Resource model. Mineral resource delineation drilling commenced in the North Cresson area.
GREENFIELD EXPLORATION
Greenfield exploration activities were undertaken in Australia, the Americas, China, Southeast Asia, Sub-
Saharan Africa and the Middle East & North Africa. A total of 39,280m of diamond, RC and AC drilling was completed at existing priority targets and used to delineate new targets in Australia and Colombia.
In Australia, on the Tropicana JV, (AngloGold Ashanti 70%, Independence Group 30%) AngloGold Ashanti
is currently undertaking a feasibility study and seeking environmental approvals required for open pit mining.
Exploration is continuing throughout the tenement package and prioritised on targets close to the proposed gold operation.
The feasibility study is advancing with pit designs complete and mine scheduling in progress. The plant flow sheet and layout has been finalised. The design of infrastructure including administration and plant facilities buildings, tailings storage, access roads, village, water supply, and airstrip are nearing completion. The estimation of feasibility level capital and operating costs is in progress. The company will also consider the potential impact of the Resource Super Profits Tax being proposed by the Government of Australia effective
1 July 2012.
The Tropicana JV has responded to public submissions received during the eight week public review period for the Tropicana Gold project environmental impact assessment. The Environmental Protection Authority
(EPA) is currently considering the project. It is anticipated the EPA will provide a recommendation on the project approval and approval conditions to the Western Australia Minister for the Environment. The approval and conditions are subject to potential public appeals.

During the quarter the Tropicana JV partners approved additional expenditure of A$8.7m to accelerate drilling of the Havana Deeps and Boston Shaker Zones, increasing the 2010 Tropicana JV exploration budget to A$25m.
At Boston Shaker, mineralisation has been intersected over an approximate 600m strike length and is located approximately 500m northeast of the Tropicana pit. Exploration is targeting Boston Shaker as a possible additional open pit mining area with further RC and diamond drilling being carried out to determine the northern and down-dip extents of the mineralisation.
Drilling at Havana Deeps identified the down-dip extensions of the mineralisation, which may have potential for underground mining. Gold intersections include 35m @ 5.03 g/t Au from 514m (including 22m @ 6.41 g/t
Au from 527m) and 23m @ 3.39 g/t Au from 327m (including 21m @ 3.64 g/t Au from 349m).
At Tumbleweed, 10km north of Tropicana-Havana, aircore drilling returned gold results including 12m @
0.72 g/t Au from 28m. Follow-up reverse circulation and diamond drilling will be completed in the June quarter.
The approximately 11,400km
2
Viking project, including 6,500km
2
of granted exploration licences, is
southwest of the Tropicana JV within the Albany-Fraser foreland tectonic setting that hosts the Tropicana deposit. Here surface geochemical sampling continued throughout the quarter.
Greenfields exploration in the Americas in the first quarter focused on early stage exploration in Colombia,
Canada, Brazil, Argentina and the USA. Two projects were drilled in Colombia, both of which will see continued evaluation throughout 2010. Several new targets were identified in Colombia, Brazil, Argentina and Canada as a result of AngloGold Ashanti’s 100% greenfields exploration programmes as well as those with JV partners. AngloGold Ashanti currently has exploration tenements that cover more than 50,000km
2
in
some of the most prospective belts and new frontiers in the Americas.
In China, at the Jinchanggou project, transfer of the remaining exploration licences into the JV is underway.
Following completion of this structural targets identified from trenching will be drill tested. The three new applications in the Junggar Belt of northeast China are still pending final approval. Military clearance has been obtained from Provincial level, but due to procedural changes has been passed to Beijing for final clearance. We expect the licences to be granted in June quarter.
In the Solomon Islands, exploration activities continued at two JV’s with XDM Resources. Exploration activities included airborne electro-magnetic geophysical surveys, trenching, geological mapping and geochemical sampling. Spectral and petrographic studies, with remodelling of existing geophysical data, were also completed to improve understanding of the project areas. Drilling equipment was being mobilised to high-priority drill targets identified and prioritised during the first quarter work.
In Sub-Saharan Africa, project generation work is ongoing with the development of new conceptual targets to guide longer term strategies. A number of specific exploration opportunities are currently under negotiation.
In the Democratic Republic of the Congo, the protracted mining contract renegotiation over the former
Concession 40 area was concluded in March. The areal extent of Exploitation Licences currently held by
OKIMO is 7,443km
2
and approximately 5,900km
2
is to be transferred to the joint venture company, Ashanti
Goldfields Kilo (AGK), of which 86.22% of the share capital is held by AngloGold Ashanti and the remaining
13.78% by OKIMO, a state-owned gold company. The Mongbwalu project is now the subject of a
Pre-feasibility Study (PFS), which is to be completed within 12 months as per the agreement. Geotechnical and metallurgical drill-testing has been completed for the PFS and a 50,000m combined diamond and reverse circulation drilling programme is scheduled to commence during the second quarter. Regional greenfields exploration on the remaining licence area will focus primarily on regional soil sampling, reconnaissance mapping and drill-testing of key targets.
In Gabon, encouraging results came from work on licences held by Dome Ventures that are the subject of an earn-in. Drilling on these licences is planned for the third quarter. Data from a recently released regional geophysical survey that was flown in 2009 as part of the Sysmin project is currently being acquired by
AngloGold Ashanti. This will enable detailed interpretation and aid in target generation work over AngloGold
Ashanti’s 8,000km
2
prospecting licence, as well as the exploration licences that were acquired from Swala.
In the Middle East & North Africa, the strategic alliance between AngloGold Ashanti and Thani Investments has identified several promising projects in the Arabian Nubian Shield.
In Russia, the Sale and Purchase Agreement for the disposal of the Zoloto Taigi JV property of Veduga to
Alfa Gold, was concluded this quarter and Federal Antimonopoly Service approval was received. Completion is expected in the second quarter.
ANGLOGOLD ASHANTI/DE BEERS JOINT VENTURE
During the quarter the Launch and Recovery system was commissioned and integrated with the sonic drill rig. In March, drilling activities started off the west coast of South Island, New Zealand. A total of 249m were drilled during the quarter. The first assay results are expected early in the third quarter.

Group operating results
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2010
2009
2009
2009
2010
2009
2009
2009
OPERATING RESULTS
UNDERGROUND OPERATIONS
Milled
- 000 tonnes / - 000 tons
2,801
2,910 3,032 11,944
3,087
3,207 3,343 13,166
Yield - g / t / - oz / t
6.22
6.68 6.22 6.41
0.181
0.195 0.181 0.187
Gold produced - kg / - oz (000)
17,414
19,435 18,857 76,532
560
625 606 2,461
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons
2,692
3,068 3,264 12,779
2,967
3,382 3,598 14,086
Yield - g / t / - oz / t
0.47
0.48 0.56 0.51
0.014
0.014 0.016 0.015
Gold produced - kg / - oz (000)
1,276
1,476 1,824 6,481
41
47 59 208
OPEN-PIT OPERATIONS
Mined
- 000 tonnes / - 000 tons
39,861
40,346 45,352 167,000
43,939
44,474 49,992 184,086
Treated - 000 tonnes / - 000 tons
5,919
6,645 5,737 25,582
6,525
7,325 6,324 28,199
Stripping ratio - t (mined total - mined ore) / t mined ore
4.93
4.71 5.44 5.58
4.93
4.71 5.44 5.58
Yield - g / t / - oz / t
2.05
1.98 1.99 1.96
0.060
0.058 0.058 0.057
Gold in ore - kg / - oz (000)
7,131
10,348 7,750 34,934
229
333 249 1,123
Gold produced - kg / - oz (000)
12,161
13,128 11,406 50,041
391
422 367 1,609
HEAP LEACH OPERATIONS
Mined
- 000 tonnes / - 000 tons
16,565
14,480 13,882 57,456
18,260
15,961 15,302 63,334
Placed
1
- 000 tonnes / - 000 tons
5,457
4,678 5,605 19,887
6,015
5,156 6,179 21,922
Stripping ratio - t (mined total - mined ore) / t mined ore
2.08
2.23 1.51 1.94
2.08
2.23 1.51 1.94
Yield
2
- g / t / - oz / t
0.56
0.72 0.57 0.65
0.016
0.021 0.017 0.019
Gold placed
3
- kg / - oz (000)
3,068
3,380 3,220 12,958
99
109 104 417
Gold produced - kg / - oz (000)
2,723
2,728 2,219 9,995
87
88 71 321
TOTAL
Gold produced
- kg / - oz (000)
33,574
36,767 34,306 143,049
1,079
1,182 1,103 4,599
Gold sold - kg / - oz (000)
32,999
37,359 32,584 142,837
1,061
1,201 1,048 4,592
Price received - R / kg / - $ / oz - sold
244,873
247,985 273,109 201,805
1,015
1,029 858 751
Price received excluding hedge
buy-back costs
- R / kg / - $ / oz - sold
244,873
247,985 273,109 246,048
1,015
1,029 858 925
Total cash costs - R / kg / - $ / oz - produced
149,431
143,596 141,552 136,595
619
598 445 514
Total production costs - R / kg / - $ / oz - produced
190,374
178,379 180,751 171,795
789
743 568 646
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz
300
333 293 317
9.64
10.72 9.42 10.20
Actual - g / - oz
268
292 287 292
8.61
9.40 9.23 9.40
CAPITAL EXPENDITURE
- Rm / - $m
1,283
2,275 2,381 8,726
171
293 241 1,027
1
Tonnes (tons) placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Quarter ended
Quarter ended
Unaudited
Rand / Metric
Unaudited
Dollar / Imperial
Year
ended
Year
ended

Group income statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2010
2009
2009
2009
SA Rand million
Notes
Unaudited Unaudited Unaudited Audited
Revenue
2
8,453
9,514 6,824 31,961
Gold income
8,222
9,234 6,518 30,745
Cost of sales
3
(6,060)
(6,219) (5,621) (23,220)
Gain (loss) on non-hedge derivatives and other commodity contracts
4
59
(2,706) 205 (11,934)
Gross profit (loss)
2,221
309 1,102 (4,409)
Corporate administration and other expenses
(282)
(359) (351) (1,275)
Market development costs
(19)
(10) (28) (87)
Exploration costs
(277)
(442) (221) (1,217)
Other operating (expenses) income 5
(56)
58 (50) (80)
Operating special items
6
(174)
4,761 (60) 5,209
Operating profit (loss)
1,413
4,317 391 (1,859)
Interest received
65
133 97 444
Exchange gain
38
527 16 852
Fair value adjustment on option component of convertible bond
356
(66) - (249)
Finance costs and unwinding of obligations
7
(239)
(268) (252) (1,146)
Share of equity accounted investments' profit
163
227 223 785
Profit (loss) before taxation
1,796
4,870 476 (1,173)
Taxation
8
(558)
(1,522) (384) (1,172)
Profit (loss) for the period
1,238
3,348 92 (2,345)
Allocated as follows:
Equity shareholders
1,150
3,179 1 (2,762)
Non-controlling interests
88
169 91 417
1,238
3,348 92 (2,345)
Basic profit (loss) per ordinary share (cents)
1
313
867 - (765)
Diluted profit (loss) per ordinary share (cents)
2
313
865 - (765)
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares.

Group income statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2010
2009
2009
2009
US Dollar million
Notes
Unaudited Unaudited Unaudited Audited
Revenue
2
1,126
1,273 689 3,916
Gold income
1,095
1,236 658 3,768
Cost of sales
3
(807)
(833) (568) (2,813)
Gain (loss) on non-hedge derivatives and other commodity contracts
4
13
(363) 20 (1,533)
Gross profit (loss)
301
40 111 (578)
Corporate administration and other expenses
(37)
(48) (35) (154)
Market development costs
(3)
(1) (3) (10)
Exploration costs
(37)
(59) (22) (150)
Other operating (expenses) income 5
(8)
8 (5) (8)
Operating special items
6
(23)
636 (6) 691
Operating profit (loss)
193
576 39 (209)
Interest received
9
18 10 54
Exchange gain
4
71 1 112
Fair value adjustment on option component of convertible bond
48
(9) - (33)
Finance costs and unwinding of obligations
7
(32)
(36) (25) (139)
Share of equity accounted investments' profit
22
30 23 94
Profit (loss) before taxation
244
650 48 (121)
Taxation
8
(76)
(204) (39) (147)
Profit (loss) for the period
168
446 9 (268)
Allocated as follows:
Equity shareholders
157
424 - (320)
Non-controlling interests
11
22 9 52
168
446 9 (268)
Basic profit (loss) per ordinary share (cents)
1
43
116 - (89)
Diluted profit (loss) per ordinary share (cents)
2
43
115 - (89)
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2010
2009
2009
2009
Restated Restated
SA Rand million
Unaudited Unaudited Unaudited Audited
Profit (loss) for the period
1,238
3,348 92 (2,345)
Exchange differences on translation of foreign operations
(280)
(618) 166 (2,645)
Net loss on cash flow hedges
(1)
(140) (171) (132)
Net loss on cash flow hedges removed from equity and reported in gold income
279
181 530 1,155
Hedge ineffectiveness on cash flow hedges
-
15 36 40
Realised gains (losses) on hedges of capital items
1
2 (15) (12)
Deferred taxation thereon
(98)
(13) (91) (263)
181
45 289 788
Net (loss) gain on available for sale financial assets
(45)
346 83 482
Deferred taxation thereon
1
(5) (3) (13)
(44)
341 80 469
Actuarial gain recognised
-
88 - 88
Deferred taxation thereon
-
(28) - (28)
-
60 - 60
Other comprehensive (expense) income for the period net of tax
(143)
(172) 535 (1,328)
Total comprehensive income (expense) for the period net of tax
1,095
3,176 627 (3,673)
Allocated as follows:
Equity shareholders
1,007
3,008 530 (4,099)
Non-controlling interests
88
168 97 426
1,095
3,176 627 (3,673)
Rounding of figures may result in computational discrepancies.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2010
2009
2009
2009
Restated Restated
US Dollar million
Unaudited Unaudited Unaudited Audited
Profit (loss) for the period
168
446 9 (268)
Exchange differences on translation of foreign operations
22
(45) (14) 318
Net loss on cash flow hedges
-
(17) (17) (16)
Net loss on cash flow hedges removed from equity and reported in gold income
37
26 54 138
Hedge ineffectiveness on cash flow hedges
-
2 3 5
Realised gains (losses) on hedges of capital items
-
1 (2) (1)
Deferred taxation thereon
(13)
(3) (9) (35)
24
9 29 91
Net (loss) gain on available for sale financial assets
(6)
41 8 57
Deferred taxation thereon
-
(1) - (2)
(6)
40 8 55
Actuarial gain recognised
-
10 - 10
Deferred taxation thereon
-
(3) - (3)
-
7 - 7
Other comprehensive income for the period net of tax
40
11 23 471
Total comprehensive income for the period net of tax
208
457 32 203
Allocated as follows:
Equity shareholders
197
434 22 150
Non-controlling interests
11
23 10 53
208
457 32 203
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
March
December
March
2010
2009
2009
SA Rand million
Note
Unaudited Audited Unaudited
ASSETS
Non-current assets
Tangible assets
42,476
43,263 41,404
Intangible assets
1,309
1,316 1,408
Investments in associates and equity accounted joint ventures
4,795
4,758 2,897
Other investments
1,315
1,302 704
Inventories
2,485
2,508 2,884
Trade and other receivables
867
788 716
Derivatives
19
40 -
Deferred taxation
349
451 477
Cash restricted for use
364
394 359
Other non-current assets
99
63 36
54,078
54,883 50,884
Current assets
Inventories
5,216
5,102 5,877
Trade and other receivables
1,517
1,419 1,827
Derivatives
1,517
2,450 4,744
Current portion of other non-current assets
2
3 2
Cash restricted for use
118
87 84
Cash and cash equivalents
5,346
8,176 5,874
13,716
17,237 18,408
Non-current assets held for sale
665
650 9,104
14,381
17,887 27,512
TOTAL ASSETS
68,459
72,770 78,396
EQUITY AND LIABILITIES
Share capital and premium 11
39,884
39,834 37,513
Retained earnings and other reserves
(17,465)
(18,276) (13,995)
Non-controlling interests
956
966 893
Total equity
23,375
22,524 24,411
Non-current liabilities
Borrowings
4,809
4,862 9,147
Environmental rehabilitation and other provisions
3,383
3,351 3,934
Provision for pension and post-retirement benefits
1,181
1,179 1,299
Trade, other payables and deferred income
144
108 115
Derivatives
941
1,310 -
Deferred taxation
5,661
5,599 6,153
16,119
16,409 20,648
Current liabilities
Current portion of borrowings
7,095
9,493 9,745
Trade, other payables and deferred income
3,867
4,332 4,683
Derivatives
16,674
18,770 17,376
Taxation
1,271
1,186 803
28,907
33,781 32,607
Non-current liabilities held for sale
58
56 731
28,965
33,837 33,338
Total liabilities
45,084
50,246 53,986
TOTAL EQUITY AND LIABILITIES
68,459
72,770 78,396
Net asset value - cents per share
6,386
6,153 6,818
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
March
December
March
2010
2009
2009
US Dollar million
Note
Unaudited Audited Unaudited
ASSETS
Non-current assets
Tangible assets
5,823
5,819 4,320
Intangible assets
180
177 147
Investments in associates and equity accounted joint ventures
657
640 302
Other investments
180
175 73
Inventories
340
337 301
Trade and other receivables
119
106 75
Derivatives
3
5 -
Deferred taxation
48
61 50
Cash restricted for use
50
53 37
Other non-current assets
14
8 4
7,414
7,381 5,308
Current assets
Inventories
715
686 613
Trade and other receivables
208
191 190
Derivatives
208
330 495
Current portion of other non-current assets
-
- -
Cash restricted for use
16
12 9
Cash and cash equivalents
733
1,100 613
1,880
2,319 1,920
Non-current assets held for sale
91
87 950
1,971
2,406 2,870
TOTAL ASSETS
9,385
9,787 8,178
EQUITY AND LIABILITIES
Share capital and premium 11
5,811
5,805 5,503
Retained earnings and other reserves
(2,738)
(2,905) (3,049)
Non-controlling interests
131
130 93
Total equity
3,204
3,030 2,547
Non-current liabilities
Borrowings
659
654 954
Environmental rehabilitation and other provisions
464
451 410
Provision for pension and post-retirement benefits
162
159 135
Trade, other payables and deferred income
20
14 12
Derivatives
129
176 -
Deferred taxation
776
753 642
2,210
2,207 2,153
Current liabilities
Current portion of borrowings
973
1,277 1,017
Trade, other payables and deferred income
530
582 489
Derivatives
2,286
2,525 1,813
Taxation
174
159 84
3,963
4,543 3,402
Non-current liabilities held for sale
8
7 76
3,971
4,550 3,478
Total liabilities
6,181
6,757 5,631
TOTAL EQUITY AND LIABILITIES
9,385
9,787 8,178
Net asset value - cents per share
875
828 711
Rounding of figures may result in computational discrepancies.

Group statement of cashflows
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2010
2009
2009
2009
SA Rand million
Unaudited Unaudited Unaudited Audited
Cash flows from operating activities
Receipts from customers
8,166
9,596 6,404 31,473
Payments to suppliers and employees
(6,640)
(5,889) (3,726) (20,896)
Cash generated from operations
1,526
3,707 2,678 10,577
Dividends received from equity accounted investments
117
136 173 751
Taxation paid
(317)
(233) (423) (1,232)
Cash utilised for hedge buy-back costs
-
- - (6,315)
Net cash inflow from operating activities
1,326
3,610 2,427 3,781
Cash flows from investing activities
Capital expenditure
(1,267)
(2,243) (2,387) (8,656)
Proceeds from disposal of tangible assets
16
1,814 17 9,029
Other investments acquired
(120)
(229) (160) (750)
Acquisition of associates and equity accounted joint ventures
(72)
(2,638) - (2,646)
Proceeds on disposal of associate
4
- - -
Associates' loans advanced
(17)
(17) - (17)
Associates' loans repaid
-
- 1 3
Proceeds from disposal of investments
54
196 165 680
(Increase) decrease in cash restricted for use
(3)
19 (104) (91)
Interest received
59
129 98 445
Loans advanced
(37)
- - (1)
Repayment of loans advanced
1
2 1 4
Net cash outflow from investing activities
(1,382)
(2,967) (2,370) (2,000)
Cash flows from financing activities
Proceeds from issue of share capital
3
39 114 2,384
Share issue expenses
-
(39) (4) (84)
Proceeds from borrowings
264
162 10,938 24,901
Repayment of borrowings
(2,642)
(57) (10,135) (24,152)
Finance costs paid
(76)
(180) (410) (946)
Dividends paid
(260)
(43) (178) (474)
Net cash (outflow) inflow from financing activities
(2,711)
(118) 325 1,629
Net (decrease) increase in cash and cash equivalents
(2,767)
525 382 3,410
Translation
(63)
(677) 54 (672)
Cash and cash equivalents at beginning of period
8,176
8,328 5,438 5,438
Cash and cash equivalents at end of period
5,346
8,176 5,874 8,176
Cash generated from operations
Profit (loss) before taxation
1,796
4,870 476 (1,173)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
(672)
2,281 1,621 14,417
Amortisation of tangible assets
1,267
1,152 1,261 4,615
Finance costs and unwinding of obligations
239
268 252 1,146
Environmental, rehabilitation and other expenditure
30
(70) 16 (47)
Operating special items
169
(4,708) 60 (5,148)
Amortisation of intangible assets
4
4 6 18
Deferred stripping
204
205 (313) (467)
Fair value adjustment on option component of convertible bonds
(356)
66 - 249
Interest received
(65)
(133) (97) (444)
Share of equity accounted investments' profit
(163)
(227) (223) (785)
Other non-cash movements
21
(675) 84 (853)
Movements in working capital
(948)
674 (464) (951)
1,526
3,707 2,678 10,577
Movements in working capital
(Increase) decrease in inventories
(97)
(183) (440) 634
(Increase) decrease in trade and other receivables
(302)
438 (337) 106
(Decrease) increase in trade and other payables
(549)
419 313 (1,691)
(948)
674 (464) (951)
Rounding of figures may result in computational discrepancies.

Group statement of cashflows
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2010
2009
2009
2009
US Dollar million
Unaudited Unaudited Unaudited Audited
Cash flows from operating activities
Receipts from customers
1,086
1,283 646 3,845
Payments to suppliers and employees
(881)
(805) (378) (2,500)
Cash generated from operations
205
478 268 1,345
Dividends received from equity accounted investments
16
19 18 101
Taxation paid
(42)
(32) (43) (147)
Cash utilised for hedge buy-back costs
-
- - (797)
Net cash inflow from operating activities
179
465 243 502
Cash flows from investing activities
Capital expenditure
(169)
(281) (241) (1,019)
Proceeds from disposal of tangible assets
2
242 2 1,142
Other investments acquired
(16)
(29) (16) (89)
Acquisition of associates and equity accounted joint ventures
(10)
(353) - (354)
Proceeds on disposal of associate
1
- - -
Associates' loans advanced
(2)
(2) - (2)
Associates' loans repaid
-
- - -
Proceeds from disposal of investments
7
25 17 81
Decrease (increase) in cash restricted for use
-
2 (10) (10)
Interest received
8
17 10 55
Loans advanced
(5)
- - -
Repayment of loans advanced
-
- - 1
Net cash outflow from investing activities
(184)
(379) (239) (195)
Cash flows from financing activities
Proceeds from issue of share capital
-
5 12 306
Share issue expenses
-
(5) - (11)
Proceeds from borrowings
35
29 1,105 2,774
Repayment of borrowings
(352)
(22) (1,024) (2,731)
Finance costs paid
(10)
(23) (41) (111)
Dividends paid
(35)
(6) (18) (56)
Net cash (outflow) inflow from financing activities
(362)
(22) 33 171
Net (decrease) increase in cash and cash equivalents
(367)
64 37 478
Translation
-
(72) 1 47
Cash and cash equivalents at beginning of period
1,100
1,108 575 575
Cash and cash equivalents at end of period
733
1,100 613 1,100
Cash generated from operations
Profit (loss) before taxation
244
650 48 (121)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
(94)
306 164 1,787
Amortisation of tangible assets
169
154 127 555
Finance costs and unwinding of obligations
32
36 25 139
Environmental, rehabilitation and other expenditure
4
(9) 2 (6)
Operating special items
23
(629) 6 (683)
Amortisation of intangible assets
-
- 1 2
Deferred stripping
27
27 (32) (48)
Fair value adjustment on option component of convertible bonds
(48)
9 - 33
Interest received
(9)
(18) (10) (54)
Share of equity accounted investments' profit
(22)
(30) (23) (94)
Other non-cash movements
3
(90) 8 (115)
Movements in working capital
(124)
72 (49) (50)
205
478 268 1,345
Movements in working capital
Increase in inventories
(33)
(35) (34) (155)
(Increase) decrease in trade and other receivables
(45)
55 (32) (45)
(Decrease) increase in trade and other payables
(46)
52 17 150
(124)
72 (49) (50)
Rounding of figures may result in computational discrepancies.

Group statement of changes in equity
Cash
Available
Foreign
Share
Other
flow
for
Actuarial
currency
Non-
capital &
capital
Retained
hedge
sale
(losses)
translation
controlling
Total
SA Rand million
premium
reserves
earnings
reserve
reserve
gains
reserve
Total
interests
equity
Balance at December 2008
37,336
799 (22,765) (1,008) (18) (347) 8,959 22,956 790 23,746
Profit for the period 1 1 91 92
Comprehensive income 283 80 166 529 6 535
Total comprehensive income
-                   -                     1                 283                   80                     -                 166                530                   97                 627
Shares issued
177
177 177
Share-based payment for share awards 39 39 39
Dividends paid (178) (178) (178)
Translation (6) 10 (7) (3) (6) 6 -
Balance at March 2009
37,513 832 (22,932) (732) 59 (347) 9,125 23,518 893 24,411
Balance at December 2009
39,834
1,194
(25,739)
(174)
414
(285)
6,314
21,558
966
22,524
Profit for the period
1,150
1,150
88
1,238
Comprehensive income (expense)
181
(44)
(280)
(143)
(143)
Total comprehensive income (expense)
-                    -               1,150                181                 (44)                     -             (280)             1,007                    88             1,095
Shares issued
50
50
50
Share-based payment for share awards
45
45
45
Dividends paid
(255)
(255)
(255)
Dividends of subsidiaries
-
(84)
(84)
Translation
(2)
22
(6)
14
(14)
-
Balance at March 2010
39,884
1,237
(24,822)
7
364
(285)
6,034
22,419
956
23,375
US Dollar million
Balance at December 2008
5,485
85 (2,361) (107) (2) (37) (635) 2,428 83 2,511
Profit for the Period - 9 9
Comprehensive income (expense) 28 8 (14) 22 1 23
Total comprehensive income (expense)
-                      -                     -                   28                     8                     -                 (14)                  22                  10                    32
Shares issued
18
18 18
Share-based payment for share awards 4 4 4
Dividends paid (18) (18) (18)
Translation (2) (2) 3 1 - -
Balance at March 2009
5,503 87 (2,381) (76) 6 (36) (649) 2,454 93 2,547
Balance at December 2009
5,805
161
(2,744)
(23)
56
(38)
(317)
2,900
130
3,030
Profit for the period
157
157
11
168
Comprehensive income (expense)
24
(6)
22
40
40
Total comprehensive income (expense)
-                      -                  157                   24                   (6)                    -                  22                 197                   11                208
Shares issued
6
6
6
Share-based payment for share awards
6
6
6
Dividends paid
(35)
(35)
(35)
Dividends of subsidiaries
-
(11)
(11)
Translation
3
(3)
-
(1)
(1)
1
-
Balance at March 2010
5,811
170
(2,625)
1
50
(39)
(295)
3,073
131
3,204
Rounding of figures may result in computational discrepancies.

Segmental  reporting
for the quarter ended 31 March 2010
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2010
2009
2009
2009
2010
2009
2009
2009
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold income
South Africa
3,083
3,469 2,889 13,625
410
465 292 1,665
Continental Africa
3,082
3,920 2,390 11,723
411
525 241 1,435
Australasia
844
848 626 1,819
113
113 63 221
Americas
1,879
1,823 1,365 6,552
250
244 138 805
8,888
10,060 7,270 33,719
1,184
1,346 734 4,126
Equity accounted investments
included above
(666)
(826) (752) (2,974)
(89)
(111) (76) (358)
8,222
9,234 6,518 30,745
1,095
1,236 658 3,768
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2010
2009
2009
2009
2010
2009
2009
2009
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gross profit (loss)
South Africa
797
242 1,119 (1,778)
108
32 113 (255)
Continental Africa
815
(74) (129) (976)
110
(10) (13) (116)
Australasia
(24)
31 41 (1,325)
(3)
4 4 (168)
Americas
909
344 349 735
122
46 35 89
Other
41
86 86 244
5
11 9 28
2,538
629 1,466 (3,100)
343
83 148 (422)
Equity accounted investments
included above
(317)
(320) (364) (1,309)
(42)
(43) (37) (156)
2,221
309 1,102 (4,409)
301
40 111 (578)
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2010
2009
2009
2009
2010
2009
2009
2009
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Adjusted gross profit (loss)
excluding hedge buy-back costs
South Africa
387
880 1,621 4,556
51
118 164 539
Continental Africa
781
920 619 2,856
104
123 62 351
Australasia
(25)
57 96 473
(3)
8 10 56
Americas
771
896 706 3,181
103
120 71 390
Other
41
88 85 243
5
11 9 28
1,955
2,841 3,128 11,309
260
380 316 1,364
Equity accounted investments
included above
(317)
(320) (364) (1,308)
(42)
(43) (37) (156)
1,638
2,521 2,764 10,001
218
337 279 1,208
Rounding of figures may result in computational discrepancies.
Quarter ended
Year ended
US Dollar million SA Rand million
SA Rand million
US Dollar million
Quarter ended
Year ended
Quarter ended
Year ended
US Dollar million
Quarter ended
Year ended
AngloGold Ashanti implemented IFRS 8 “Operating Segments” with effect from 1 January 2009. AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Management team, collectively identified as the Chief Operating Decision Maker (“CODM”). As a result of changes in management structure and reporting from 1 January 2010, the CODM has changed its reportable segments. Navachab which was previously included with Southern Africa now forms part of Continental Africa and North and South America have been combined into the Americas. Southern Africa has been renamed to South Africa. Individual members of the Executive Management team are responsible for the geographic regions of the business.
Comparative information has been presented on a consistent basis.
Quarter ended
Year ended
SA Rand million
Quarter ended
Year ended

Segmental reporting (continued)
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2010
2009
2009
2009
2010
2009
2009
2009
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold production
(1)
South Africa
11,949
13,418 14,385 55,908
384
431 463 1,797
Continental Africa
11,643
12,993 11,218 49,292
374
418 360 1,585
Australasia
3,552
3,331 3,041 12,477
114
107 98 401
Americas
6,431
7,025 5,662 25,372
207
226 182 816
33,574
36,767 34,306 143,049
1,079
1,182 1,103 4,599
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2010
2009
2009
2009
2010
2009
2009
2009
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Capital expenditure
(1)
South Africa
610
931 669 3,228
81
121 68 385
Continental Africa
204
510 400 1,654
27
66 40 198
Australasia
65
60 940 1,599
9
8 95 177
Americas
393
737 365 2,157
52
94 37 258
Other
11
36 7 88
2
4 1 9
1,283
2,275 2,381 8,726
171
293 241 1,027
Equity accounted investments
included above
(16)
(33) 6 (70)
(2)
(4) 1 (8)
1,267
2,242 2,387 8,656
169
289 242 1,019
As at
As at
As at
As at
As at
As at
Mar
Dec
Mar
Mar
Dec
Mar
2010
2009
2009
2010
2009
2009
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Total assets
South Africa
18,176
19,308 19,987
2,492
2,597 2,085
Continental Africa
28,660
29,401 26,309
3,929
3,954 2,745
Australasia
4,208
4,494 14,053
577
604 1,466
Americas
14,692
14,642 16,177
2,014
1,969 1,688
Other
3,242
5,493 2,783
444
740 290
68,978
73,337 79,309
9,456
9,864 8,274
Equity accounted investments
included above
(518)
(567) (913)
(71)
(77) (96)
68,459
72,770 78,396
9,385
9,787 8,178
Rounding of figures may result in computational discrepancies.
Year ended
Quarter ended
Year ended
Quarter ended
Quarter ended
Quarter ended
Year ended
(1)
Gold production includes equity accounted investments.
US Dollar million
oz (000)
SA Rand million
SA Rand million
US Dollar million
kg
Year ended

Notes
for the quarter ended 31 March 2010
1.      Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2009 and revised International Financial Reporting Standards (IFRS) which are effective
1 January 2010, where applicable. Effective 1 January 2010 the Chief Operating Decision Maker changed the reportable segments. Details are included in Segmental reporting.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings
Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter ended 31 March 2010.
2.     Revenue
Quarter ended
Year ended
Quarter ended
Year ended
Mar              Dec             Mar
Dec
Mar
Dec            Mar                Dec
2010             2009            2009
2009
2010
2009           2009               2009
Unaudited     Unaudited     Unaudited
Audited Unaudited
Unaudited    Unaudited
Audited
SA Rand million US Dollar million
Gold income
8,222
9,234 6,518 30,745
1,095
1,236 658 3,768
By-products (note 3)
166
147 208 772
22
20 21 94
Interest received
65
133 97 444
9
18 10 54
8,453
9,514 6,824 31,961
1,126
1,273 689 3,916
3.
Cost of sales
Quarter ended
Year ended
Quarter ended
Year ended
Mar              Dec             Mar
Dec
Mar
Dec              Mar              Dec
2010             2009            2009
2009
2010
2009             2009             2009
Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Audited
SA Rand million US Dollar million
Cash operating costs
(4,713)
(4,865)        (4,628)
(18,493)
(628)
(652) (467) (2,234)
By-products revenue (note 2)
166
147 208 772
22
20 21 94
By-products cash operating costs
(60)
(77)            (96)
(351)
(8)
(10)
(10)              (43)
(4,607)
(4,795) (4,516) (18,072)
(614)
(642) (456) (2,183)
Royalties
(189)
(179)           (178)
(699)
(25)
(24) (18) (84)
Other cash costs
(37)
(43)             (29)
(134)
(5)
(6) (3) (16)
Total cash costs
(4,832)
(5,017) (4,723) (18,905)
(644)
(671) (477) (2,283)
Retrenchment costs
(52)
(39) (14) (110)
(7)
(5) (1) (14)
Rehabilitation and other non-cash
costs
(86)
5 (59) (182)
(12)
1
(6)              (22)
Production costs
(4,971)
(5,050)          (4,796)
(19,197)
(663)
(676) (484) (2,319)
Amortisation of tangible assets
(1,267)
(1,152)          (1,261)
(4,615)
(169)
(154) (127) (555)
Amortisation of intangible assets
(4)
(4)                (6)
(18)
-
- (1) (2)
Total production costs
(6,242)
(6,206)          (6,063)
(23,830)
(832)
(830)            (612)
(2,876)
Inventory change
182
(13) 442 610
24
(2) 44 63
(6,060)
(6,219) (5,621) (23,220)
(807)
(833) (568) (2,813)
4.
Gain (loss) on non-hedge derivatives and other commodity contracts
Quarter ended
Year ended
Quarter ended
Year ended
Mar             Dec
Mar
Dec
Mar
Dec              Mar              Dec
2010            2009
2009
2009
2010
2009             2009             2009
Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Audited
SA Rand million US Dollar million
(Loss) gain on realised non-hedge
derivatives
(524)
(494) 1,867 2,476
(69)
(66) 189 254
Loss on hedge buy-back costs
-
- - (6,315)
-
- - (797)
Gain (loss) on unrealised non-
hedge derivatives
583
(2,212) (1,662) (8,095)
82
(297)            (168)
(990)
59
(2,706) 205 (11,934)
13
(363) 20 (1,533)
Rounding of figures may result in computational discrepancies.

5.
Other operating (expenses) income
Quarter ended
Year ended
Quarter ended
Year ended
Mar             Dec               Mar
Dec
Mar
Dec              Mar             Dec
2010            2009              2009
2009
2010
2009             2009            2009
Unaudited     Unaudited      Unaudited
Audited Unaudited
Unaudited     Unaudited         Audited
SA Rand million US Dollar million
Pension and medical defined
benefit provisions
(24)
29 (24) (44)
(3)
4 (2) (5)
Claims filed by former employees in
respect of loss of employment,
work-related accident injuries and
diseases, governmental fiscal
claims and costs of old tailings
operations
(32)
31 (26) (31)
(5)
4 (3) (3)
Miscellaneous
-
(2)
-                (5)
-
- - -
(56)
58 (50) (80)
(8)
8 (5) (8)
6.
Operating special items
Quarter ended
Year ended
Quarter ended
Year ended
Mar              Dec              Mar
Dec
Mar
Dec              Mar              Dec
2010             2009             2009
2009
2010
2009             2009             2009
Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Audited
SA Rand million US Dollar million
Indirect tax expenses
(44)
(240) (3) (219)
(6)
(32) - (29)
Net (impairments) reversals of
tangible assets (note 9)
(81)
5,209 - 5,115
(11)
696 - 683
Recovery (loss) on consignment
stock
-
14 - (95)
-
2 - (12)
Impairment of debtors
(33)
- (63) (66)
(4)
- (6) (7)
Contract termination fee at Geita
Gold Mine
(5)
- - -
(1)
- - -
Insurance claim recovery
-
54 - 54 7 7
Net (loss) profit on disposal and
abandonment of land, mineral
rights, tangible assets and
exploration properties (note 9)
(11)
(275) 6 420
(2)
(37) 1 49
(174)
4,761 (60) 5,209
(23)
636
(6)              691
7.
Finance costs and unwinding of obligations
Quarter ended
Year ended
Quarter ended
Year ended
Mar            Dec
Mar
Dec
Mar
Dec            Mar            Dec
2010           2009
2009
2009
2010
2009           2009           2009
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
SA Rand million US Dollar million
Finance costs
(161)
(191) (181) (863)
(22)
(26)            (17)
(105)
Unwinding obligations, equity portion of
convertible bond and other discounts
(78)
(77) (71) (283)
(10)
(10)              (8)
(34)
(239)
(268) (252) (1,146)
(32)
(36)             (25)
(139)
8. Taxation
Quarter ended
Year ended
Quarter ended
Year ended
Mar           Dec
Mar
Dec
Mar
Dec            Mar            Dec
2010           2009
2009
2009
2010
2009           2009           2009
Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Audited
SA Rand million US Dollar million
South African taxation
Mining
tax
-
(60) - (153)
-
(8) - (19)
Non-mining tax
(95)
(10) (30) (89)
(13)
(1)              (3)
(10)
(Under) over provision prior year
(12)
7 (16) (33)
(2)
1 (2) (4)
Deferred
taxation:
Temporary differences
108
(180) (322) (535)
14
(24) (33) (61)
Unrealised non-hedge derivatives and other
commodity contracts
(160)
204 168 1,451
(22)
27 17 181
Change in estimated deferred tax rate
29
156
-            156                 4
21 - 21
(130)
118 (200) 797
(18)
16 (20) 108
Foreign taxation
Normal
taxation
(337)
(335) (137) (1,113)
(45)
(45) (14) (138)
Over (under) provision prior year
2
90             (11)
50                 -
12 (1) 7
Deferred
taxation:
Temporary differences
(92)
(1,410) (48) (1,220)
(13)
(188) (5) (164)
Unrealised non-hedge derivatives and other
commodity contracts
-
15 13 314
-
2 1 40
(428)
(1,640) (183) (1,969)
(58)
(219) (18) (255)
(558)
(1,522) (384) (1,172)
(76)
(204)            (39)
(147)
Rounding of figures may result in computational discrepancies.

9.
Headline earnings (loss)
Quarter ended
Year ended
Quarter ended
Year ended
Mar           Dec
Mar
Dec
Mar
Dec            Mar            Dec
2010          2009
2009
2009
2010
2009           2009           2009
Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Audited
SA Rand million US Dollar million
The profit (loss) attributable to equity
shareholders has been adjusted by the
following to arrive at headline earnings
(loss):
Profit (loss) attributable to equity shareholders
1,150
3,179 1 (2,762)
157
424 - (320)
Net impairments (reversals) of tangible assets
(note 6)
81
(5,209) - (5,115)
11
(696) - (683)
Net (profit) loss on disposal and abandonment
of land, mineral rights, tangible assets and
exploration properties (note 6)
11
275 (6) (420)
2
37 (1) (49)
Impairment of investment in associates and
joint ventures
20
75
1               76               3
10 - 10
Reversal of impairment in associates
-
(75) - (75)
-
(10) - (10)
Operating special items of associates
-
1 - 1
-
- - -
Taxation on items above - current portion
-
(12) 4 145
-
(2) 1 18
Taxation on items above - deferred portion
(21)
1,414 (1) 1,360
(3)
189 - 182
1,241
(353) - (6,790)
169
(48) - (852)
Cents per share
(1)
Headline earnings (loss)
338
(96) - (1,880)
46
(13) - (236)
(1)
Calculated on the basic weighted average number of ordinary shares.
10. Number of shares
Quarter ended
Year ended
Mar
Dec                      Mar                Dec
2010
2009                     2009               2009
Unaudited
Unaudited             Unaudited
Audited
Authorised number of shares:
     Ordinary shares of 25 SA cents each
600,000,000
600,000,000           400,000,000    600,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000              4,280,000        4,280,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000              2,000,000        2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000              5,000,000        5,000,000
Issued and fully paid number of shares:
     Ordinary shares in issue
362,352,345
362,240,669            354,135,912    362,240,669
E ordinary shares in issue
3,709,362
3,794,998               3,927,894        3,794,998
Total ordinary shares:
366,061,707
366,035,667            358,063,806    366,035,667
A redeemable preference shares
2,000,000
2,000,000                2,000,000       2,000,000
B redeemable preference shares
778,896
778,896                  778,896          778,896
In calculating the diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
     Ordinary shares
362,295,477
362,137,200            353,635,884    356,563,773
E ordinary shares
3,734,382
3,809,476               3,940,464        3,873,169
Fully vested
options
1,186,849
539,666                  805,303          791,353
Weighted average number of shares
367,216,708
366,486,342            358,381,651    361,228,295
Dilutive potential of share options
733,901
1,205,730 - -
Diluted number of ordinary shares
(1)
367,950,609
367,692,072            358,381,651   361,228,295
(1)
The basic and diluted number of ordinary shares is the same for the March 2009 quarter and year ended December 2009 as the effects of shares for performance related options are anti-dilutive.
11.
Share capital and premium
As at
As at
Mar
Dec
Mar
Mar          Dec
Mar
2010
2009
2009
2010         2009
2009
Unaudited Audited Unaudited Unaudited Audited Unaudited
SA Rand million US Dollar million
Balance at beginning of period
40,662
38,246 38,246
5,935
5,625 5,625
Ordinary shares issued
43
2,438 173
5
312 17
E ordinary shares cancelled
(10)
(22) (5)
(1)
(2) (1)
Sub-total
40,695
40,662 38,414
5,939
5,935 5,642
Redeemable preference shares held within the group
(313)
(313) (313)
(53)
(53)               (53)
Ordinary shares held within the group
(205)
(212) (269)
(31)
(32)               (39)
E ordinary shares held within group
(293)
(303) (320)
(44)
(45)               (47)
Balance at end of period
39,884
39,834 37,513
5,811
5,805 5,503
Rounding of figures may result in computational discrepancies.

12.   Exchange rates
Mar
Dec                            Mar
2010
2009                           2009
Unaudited
Unaudited                    Unaudited
ZAR/USD average for the year to date
7.50
8.39                            9.90
ZAR/USD average for the quarter
7.50
7.47                            9.90
ZAR/USD closing
7.30
7.44                            9.59
ZAR/AUD average for the year to date
6.78
6.56                            6.58
ZAR/AUD average for the quarter
6.78
6.80                            6.58
ZAR/AUD closing
6.68
6.67                            6.60
BRL/USD average for the year to date
1.80
2.00                            2.31
BRL/USD average for the quarter
1.80
1.74                            2.31
BRL/USD closing
1.78
1.75                            2.33
ARS/USD average for the year to date
3.83
3.73                            3.54
ARS/USD average for the quarter
3.83
3.81                            3.54
ARS/USD closing
3.87
3.80                            3.71
13.   Capital commitments
Mar
Dec
Mar          Mar
Dec           Mar
2010
2009
2009        2010
2009          2009
Unaudited  Audited  Unaudited Unaudited  Audited   Unaudited
SA Rand million US Dollar million
Orders placed and outstanding on capital contracts at the prevailing rate of exchange
(1)
1,179
976        1,721           162
131 180
(1)
Includes capital commitments relating to equity accounted joint ventures.
Liquidity and capital resources
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other financing arrangements contain financial covenants and other similar undertakings.
To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments.
14.   Contingencies
AngloGold Ashanti’s material contingent liabilities and assets at 31 March 2010 are detailed below:
Contingencies and guarantees
SA Rand million US Dollar million
Contingent liabilities
Groundwater pollution
(1)
- -
Deep groundwater pollution – South Africa
(2)
- -
Sales tax on gold deliveries – Brazil
(3)
554 76
Other tax disputes – Brazil
(4)
197 27
Indirect taxes – Ghana
(5)
66 9
Contingent assets
Royalty – Boddington Gold Mine
(6)
Insurance claim – Savuka Gold Mine
(7)
-
-
-
-
Financial guarantees
Oro Group (Pty) Ltd
(8)
100 14
917
126
Rounding of figures may result in computational discrepancies.

AngloGold Ashanti is subject to contingencies pursuant to environmental laws and regulations that may in future require the group to take corrective action as follows:
(1)   Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(2)   Deep groundwater pollution – The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by
AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result the Department of
Mineral Resources and affected mining companies are involved in the development of a “Regional Mine Closure
Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
(3)   Sales tax on gold deliveries – Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti Brasil Mineração
Ltda. manages the operation and its attributable share of the first assessment is approximately $47m. In November
2006, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the attributable share of the assessment is approximately $29m. The company believes both assessments are in violation of federal legislation on sales taxes.
(4)   Other tax disputes – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The company’s attributable share of the assessment is approximately
$9m.
AngloGold subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $18m.
(5)   Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for $9m during September 2009 following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.
(6)   Royalty – As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine’s cash cost plus $600/oz. The royalty commences on 1 July 2010 and is capped at a total amount of $100m, R744m.
(7)   Insurance claim – On 22 May 2009 an insurable event occurred at Savuka Gold Mine. The amounts due from the insurers are subject to a formula based on lost production, average gold price and average exchange rates subject to various excesses and the production and the preparation of supportable data. The insurable amount is not yet determinable, but management expects that it is likely to exceed $40m, R297m and will be received during the first half of 2010.
(8)   Provision of surety – The company has provided sureties in favour of a lender on a gold loan facility with its affiliate
Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $14m, R100m. The suretyship agreements have a termination notice period of 90 days.

15.    Concentration of risk
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:
•    Reimbursable value added tax due from the Tanzanian government amounts to $42m at 31 March 2010
(31 December 2009: $36m). The last audited value added tax return was for the period ended 31 January 2010 and at the reporting date the audited amount was $36m. The outstanding amounts at Geita have been discounted to their present value at a rate of 7.82%.
•    Reimbursable fuel duties from the Tanzanian government amounts to $49m at 31 March 2010 (31 December
2009: $48m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $45m have been lodged with the Customs and Excise authorities, whilst claims for refund of $4m have not yet been lodged.
The outstanding amounts have been discounted to their present value at a rate of 7.82%.
16.    Subsequent events
•
During April 2010 AngloGold Ashanti secured a US$1 billion, four-year unsecured revolving credit facility
(RCF) from its banking syndicate, to refinance its existing unsecured revolving credit facility that matures in
December 2010 and to extend the overall tenor of its statement of financial position. The new RCF, agreed with a group of 16 banks, replaces a three-year facility of US$1.15 billion that was due to mature in December
2010. The RCF carries a margin of 175 basis points above the London Interbank Offered Rate and carries a commitment fee of 40 percent of margin.
•
AngloGold Ashanti Limited also announced the pricing of an offering of $1 billion of 10-year and 30-year unsecured notes during April 2010. The offering consisted of $700m of 10-year unsecured notes at a coupon of 5.375%, a premium of 165 basis points over 10 year treasuries and $300m of 30-year unsecured notes at a coupon of 6.50%, a premium of 200 basis points over treasuries. The issue was significantly oversubscribed.
The offering closed on 28 April 2010. AngloGold Ashanti estimates that the net proceeds from the offering will be approximately $983m, after deducting discounts and estimated expenses.
17.    Borrowings
AngloGold Ashanti’s borrowings are interest bearing.
18.    Announcements
On 19 February 2010, AngloGold Ashanti announced that following discussions with the Environmental Protection
Agency of Ghana (EPA), the Iduapriem mine in Ghana had been temporarily suspended to address adverse environmental impacts arising from the current tailings storage facility.
On 24 February 2010, AngloGold Ashanti announced that Mr Tito Mboweni, the former Governor of the South African
Reserve Bank has been appointed, with effect from 1 June 2010, as chairman of AngloGold Ashanti, to succeed
Mr Russell Edey, following his retirement as chairman and from the board at the conclusion of the annual general meeting to be held on 7 May 2010.
On 26 March 2010, AngloGold Ashanti announced that it has entered into a definitive joint venture agreement (JVA)
with l’Office des Mines d’Or de Kilo-Moto (OKIMO) relating to the development of the Ashanti Goldfields Kilo (AGK)
project in the Democratic Republic of the Congo (DRC) and the transfer of the exploitation permits to AGK. Under the JVA, AngloGold Ashanti and OKIMO agree to jointly develop the AGK project through the joint company AGK, in which AGA holds an 86.22% interest and OKIMO holds the remaining 13.78%. The JVA provides for the exploitation permits to be transferred from OKIMO to AGK covering an area of approximately 6,000 km
2
in the Ituri
district in the northeastern DRC. This includes the Mongbwalu project where a mineral resource of approximately
3 million ounces has been identified by previous exploration work and where further exploration and feasibility studies are currently taking place.
Following its announcement of 19 February 2010 of a temporary suspension of operations at the Iduapriem mine,
AngloGold Ashanti announced on 30 March 2010 that it had applied for a permit from the EPA for the construction of the tailings facility and expected gold production to resume at Iduapriem in April. The Company was accelerating the establishment of a water treatment plant and a new tailings storage facility which it aims to commission in the third quarter of 2010 and early 2011 respectively. In addition, it announced that at its Obuasi mine in Ghana,
AngloGold Ashanti had suspended the operation of gold processing pending the implementation of a revised water management strategy to reduce contaminants contained in its discharge. Details of the strategy have been submitted to the EPA.
On 9 April 2010, AngloGold Ashanti noted the following investment grade ratings assigned to it:
•  Moody’s Investors Service
: Baa3, Outlook Stable
•  Standard & Poor’s
: BBB-, Outlook Stable
On 21 April 2010, AngloGold Ashanti announced that it had secured a US$1 billion, four-year unsecured revolving credit facility.
On 21 April 2010, AngloGold Ashanti announced the appointment of Mr Ferdinand (Fred) Ohene-Kena, the former
Ghanaian Minister of Mines and Energy to the board. The appointment becomes effective on 1 June 2010.
On 22 April 2010, AngloGold Ashanti announced the pricing of an offering of US$1 billion of 10-year and 30-year unsecured notes. The issue was significantly oversubscribed and the offering closed on 28 April 2010.
19.    Dividend
Final Dividend No. 107 of 70 South African cents or 6.2067 UK pence or 13.22 cedis per ordinary share was paid to registered shareholders on 19 March 2010, while a dividend of 2.079 Australian cents per CHESS Depositary
Interest (CDI) was paid on the same day. On 22 March 2010, holders of Ghanaian Depositary Shares (GhDSs)
were paid 0.1322 cedis per GhDS. Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. A dividend of 9.4957 US cents per American Depositary Share (ADS) was paid to holders of
American Depositary Receipts (ADRs) on 29 March 2010. Each ADS represents one ordinary share.
Final Dividend No. E7 of 35 South African cents was paid to holders of E ordinary shares on 19 March 2010, being those employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.
By order of the Board
R P EDEY
M CUTIFANI
Chairman Chief Executive Officer
5 May 2010

Non-GAAP
disclosure
A
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2010
2009
2009
2009
2010
2009
2009
2009
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Headline earnings (loss) (note 9)
1,241
(353) - (6,790)
169
(48) - (852)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4)
(583)
2,212 1,662 8,095
(82)
297 168 990
Deferred tax on unrealised non-hedge derivatives and other (note 8)
commodity contracts
160
(219) (181) (1,765)
22
(29) (18) (221)
Fair value adjustment on option component of convertible bond
(356)
66 - 249
(48)
9 - 33
Adjusted headline earnings (loss)
(1)
463
1,706 1,482 (211)
61
228 150 (50)
Cost of hedge buy-back net of taxation
-
- - 6,006
-
- - 758
Adjusted headline earnings excluding hedge buy-back costs
(1)
463
1,706 1,482 5,795
61
228 150 708
Cents per share
(2)
Adjusted headline earnings (loss)
(1)
126
466 414 (58)
17
62 42 (14)
Adjusted headline earnings excluding hedge buy-back costs
(1)
126
466 414 1,604
17
62 42 196
(1)
-
-
-
-
-
-
-
-
(2)
B
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2010
2009
2009
2009
2010
2009
2009
2009
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Reconciliation of gross profit (loss) to adjusted gross profit:
(1)
Gross profit (loss)
2,221
309 1,102 (4,409)
301
40 111 (578)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4)
(583)
2,212 1,662 8,095
(82)
297 168 990
Adjusted gross profit
(1)
1,638
2,521 2,764 3,686
218
337 279 412
Cost of hedge buy-back (note C)
-
- - 6,315
-
- - 797
Adjusted gross profit excluding hedge buy-back costs
(1)
1,638
2,521 2,764 10,001
218
337 279 1,208
Rounding of figures may result in computational discrepancies.
From time to time AngloGold Ashanti may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group utilises certain Non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.
Calculated on the basic weighted average number of ordinary shares.
Headline earnings (loss) adjusted for unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bonds
Quarter ended
Year ended
(Gain) loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
SA Rand million
The unrealised fair value change on the option component of the convertible bond;
Year ended
US Dollar million
Quarter ended
In addition, during the June 2008 quarter the hedge book was reduced and non-hedge derivative contracts to the value of $1,1bn was early settled. Following the sale of the investment in Nufcor
International Ltd. (NIL) uranium contracts of 1m pounds were cancelled. In the September 2009 quarter the hedge book was further reduced and contracts to the value of $797m were accelerated and settled. The impact on earnings after taxation was $916m in 2008 and $758m in 2009.
Quarter ended
The unrealised fair value change on the onerous uranium contracts; and
Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
Adjusted headline earnings (loss) is intended to illustrate earnings after adjusting for:
SA Rand million
Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
US Dollar million
Adjusted gross profit
Quarter ended
Year ended
Year ended
The unrealised fair value change of the warrents on shares and the embedded derivative.
(1)
Adjusted gross profit excludes unrealised non-hedge derivatives and other commodity contracts

Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2010
2009
2009
2009
2010
2009
2009
2009
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
C
Price received
Gold income (note 2)
8,222
9,234 6,518 30,745
1,095
1,236 658 3,768
Adjusted for non-controlling interests
(284)
(302) (238) (1,056)
(38)
(44) (24) (132)
7,938
8,932 6,280 29,689
1,057
1,192 634 3,636
(Loss) gain on realised non-hedge derivatives (note 4)
(524)
(494) 1,867 2,476
(69)
(66) 189 254
Loss on hedge buy-back costs (note 4)
-
- - (6,315)
-
- - (797)
Associate's and equity accounted joint ventures share of gold income including realised non-hedge derivatives
667
826 752 2,975
89
110 76 357
Attributable gold income including realised non-hedge derivatives
8,081
9,264 8,899 28,825
1,077
1,236 899 3,450
Attributable gold sold - kg / - oz (000)
32,999
37,359 32,584 142,837
1,061
1,201 1,048 4,592
Revenue price per unit - R/kg / - $/oz
244,873
247,985 273,109 201,805
1,015
1,029 858 751
Attributable gold income including realised non-hedge derivatives as above
8,081
9,264 8,899 28,825
1,077
1,236 899 3,450
Cost of hedge buy-back (note 4)
-
- - 6,315
-
- - 797
Attributable gold income including realised non-hedge derivatives normalised for hedge buy-back costs
8,081
9,264 8,899 35,140
1,077
1,236 899 4,247
Attributable gold sold - kg / - oz (000)
32,999
37,359 32,584 142,837
1,061
1,201 1,048 4,592
Revenue price per unit normalised for hedge buy-back costs
- R/kg / - $/oz
244,873
247,985 273,109 246,048
1,015
1,029 858 925
D
Total costs
Total cash costs (note 3)
4,832
5,017 4,723 18,905
644
671 477 2,283
Adjusted for non-controlling interests and non-gold producing companies
(155)
(121) (214) (777)
(21)
(16) (22) (91)
Associates' and equity accounted joint ventures share of total cash costs
340
384 347 1,412
46
51 35 171
Total cash costs adjusted for non-controlling interests and non-gold producing companies
5,017
5,280 4,856 19,540
669
706 490 2,363
Retrenchment costs (note 3)
52
39 14 110
7
5 1 14
Rehabilitation and other non-cash costs (note 3)
86
(5) 59 182
12
(1) 6 22
Amortisation of tangible assets (note 3)
1,267
1,152 1,261 4,615
169
154 127 555
Amortisation of intangible assets (note 3)
4
4 6 18
-
- 1 2
Adjusted for non-controlling interests and non-gold producing companies
(51)
9 (45) (108)
(7)
2 (5) (12)
Associate's and equity accounted joint ventures share of
production costs
17
80 50 218
2
12 5 26
Total production costs adjusted for non-controlling
interests and non-gold producing companies
6,392
6,558 6,201 24,575
852
878 626 2,970
Gold produced - kg / - oz (000)
33,574
36,767 34,306 143,049
1,079
1,182 1,103 4,599
Total cash cost per unit - R/kg / -$/oz
149,431
143,596 141,552 136,595
619
598 445 514
Total production cost per unit - R/kg / -$/oz
190,374
178,379 180,751 171,795
789
743 568 646
E
EBITDA
Operating profit (loss)
1,413
4,317 391 (1,859)
193
576 39 (209)
Amortisation of tangible assets (note 3)
1,267
1,152 1,261 4,615
169
154 127 555
Amortisation of intangible assets (note 3)
4
4 6 18
-
- 1 2
Impairment of tangible assets (note 6)
81
(5,209) - (5,115)
11
(696) - (683)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4)
(583)
2,212 1,662 8,095
(82)
297 168 990
Loss on hedge buy-back costs (note 4)
-
- - 6,315
-
- - 797
RMB derivative contracts buy-back costs
-
331 - 728
-
43 - 94
Share of associates' EBITDA
318
348 401 1,394
41
47 41 166
Loss (profit) on disposal and abandonment of assets (note 6)
11
275 (6) (420)
2
37 (1) (49)
2,511
3,430 3,716 13,771
334
458 375 1,663
Rounding of figures may result in computational discrepancies.
Quarter ended
US Dollar million / Imperial
Quarter ended
Year ended
Year ended
SA Rand million / Metric

Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2010
2009
2009
2009
2010
2009
2009
2009
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
F
Interest cover
EBITDA (note E)
2,511
3,430 3,716 13,771
334
458 375 1,663
Finance costs (note 7)
161
191 181 863
22
26 17 105
Capitalised finance costs
-
- 68 135
-
- 7 15
161
191 249 998
22
26 24 120
Interest cover - times
16
18 15 14
15
18 16 14
G
Free cash flow
Net cash inflow from operating activities
1,326
3,610 2,427 3,781
179
465 243 502
Stay-in-business capital expenditure
(880)
(1,579) (1,036) (5,078)
(117)
(203) (105) (606)
446
2,031 1,391 (1,297)
62
262 138 (104)
As at
As at
As at
As at
As at
As at
Mar
Dec
Mar
Mar
Dec
Mar
2010
2009
2009
2010
2009
2009
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
H
Net asset value - cents per share
Total equity
23,375
22,524 24,411
3,204
3,030 2,547
Number of ordinary shares in issue - million (note 10)
366
366 358
366
366 358
Net asset value - cents per share
6,386
6,153 6,818
875
828 711
Total equity
23,375
22,524 24,411
3,204
3,030 2,547
Intangible assets
(1,309)
(1,316) (1,408)
(180)
(177) (147)
22,066
21,208 23,003
3,024
2,853 2,400
Number of ordinary shares in issue - million (note 10)
366
366 358
366
366 358
Net tangible asset value - cents per share
6,028
5,794 6,424
826
779 670
I
Net debt
Borrowings - long-term portion
4,809
4,862 9,147
659
654 954
Borrowings - short-term portion
7,095
9,493 9,745
973
1,277 1,017
Total borrowings
11,904
14,355 18,892
1,632
1,931 1,971
Corporate office lease
(258)
(258) (259)
(35)
(35) (27)
Unamortised portion on the convertible bond
905
1,019 -
124
137 -
Cash restricted for use
(482)
(481) (443)
(66)
(65) (46)
Cash and cash equivalents
(5,346)
(8,176) (5,874)
(733)
(1,100) (613)
Net debt
6,722
6,459 12,316
922
868 1,285
Rounding of figures may result in computational discrepancies.
SA Rand million US Dollar million
US Dollar million
Quarter ended
SA Rand million
Year ended
Year ended
Quarter ended

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2010
2009
2009
2009
2010
2009
2009
2009
SA Rand / US Dollar
SOUTH AFRICA
610
931
669
3,228
81
121
68
385
Great Noligwa 30 58 39 205 4 8 4 24
Kopanang 87 145 102 486 12 19 10 58
Moab Khotsong 167 244 184 874 22 32 19 104
Tau Lekoa 29 41 29 142 4 5 3 17
Surface Operations 1 8 - 21 - 1 - 3
Mponeng 167 258 196 912 22 34 20 109
Savuka 19 44 21 107 3 5 2 13
TauTona 111 133 98 479 15 17 10 57
CONTINENTAL AFRICA
204
510
400
1,654
27
66
40
198
Ghana
Iduapriem 7 94 38 235 1 12 4 28
Obuasi 139 220 265 788 19 29 27 94
Guinea
Siguiri - Attributable 85% 6 53 48 187 1 7 5 22
Mali
Morila - Attributable 40% 2 1 1 33 - - - 4
Sadiola
1
- Attributable 41% 14 19 3 31 2 2 - 4
Yatela - Attributable 40% - 13 (10) 5 - 2 (1) 1
Namibia
Navachab 17 21 23 164 2 3 2 20
Tanzania
Geita 12 69 22 160 2 9 2 19
Non-controlling interests, exploration
and other
7 21 10 51 - 2 1 6
AUSTRALASIA
65
60
940
1,599
9
8
95
177
Australia
Sunrise Dam 42 57 49 259 6 8 5 31
Boddington - - 891 1,335 - - 90 146
Exploration 23 3 - 5 3 - - -
AMERICAS
393
737
365
2,157
52
94
37
258
Argentina
Cerro Vanguardia - Attributable 92.5% 34 66 15 141 4 8 2 17
Brazil
 AngloGold Ashanti Brasil Mineração
162 218 123 705 22 28 12 84
Serra Grande - Attributable 50% 48 73 72 279 6 10 7 33
United States of America
Cripple Creek & Victor 97 294 79 726 13 37 8 87
Non-controlling interests, exploration
and other
52 85 76 305 7 11 8 38
OTHER
11
36
7
88
2
4
1
9
SUB-TOTAL
1,283
2,275
2,381
8,726
171
293
241
1,027
Equity accounted investments included above
(16)
(33)
6
(70)
(2)
(4)
1
(8)
ANGLOGOLD ASHANTI
1,267
2,242
2,387
8,656
169
289
242
1,019
Rounding of figures may result in computational discrepancies.
Capital expenditure - Rm
Capital expenditure - $m
1
Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

Development
for the quarter ended 31 March 2010
Statistics are shown in metric units
Advanced
metres
Sampled
Ave. orebody
(total)
metres
thickness (cm)
Ave. g/t
Ave. cm.g/t
Ave. kg/t
Ave. cm.kg/t
SOUTH AFRICA
VAAL RIVER
Great Noligwa
C reef
138 - - - - - -
Vaal reef 558 - - - - - -
Kopanang
Vaal reef
6,006 736 28.4 42.39 1,204 2.20 65
Moab Khotsong
Vaal reef
4,884 530 138.2 22.79 3,149 1.09 154
Tau Lekoa
Ventersdorp Contact reef
2,100 168 66.2 8.38 555 0.04 3
WEST WITS
Mponeng
Ventersdorp Contact reef
4,215 440 65.3 35.94 2,347 - -
Tau Tona
Ventersdorp Contact reef
107 - - - - - -
Carbon Leader reef 1,949 60 15.8 202.34 3,197 1.43 23
CONTINENTAL AFRICA
Obuasi
4,735 1,630 450.0 7.35 - - -
AUSTRALASIA
Sunrise Dam
372 372 - 3.88 - - -
AMERICAS
Brasil Mineração
Mina de Cuiabá
1,299 437 1,558.0 8.93 - - -
Córrego do Sitio 1,440 193 - 3.58 - - -
Lamego 1,080 - 60.0 - - - -
Serra Grande
Mina III
1,544 1,464 300.0 3.71 - - -
Mina Nova 109 - - - - - -
Palmeiras 1,127 310 200.0 6.04 - - -
Pequizão
367 367 200.0 7.48 - - -
Statistics are shown in imperial units
Advanced
feet
Sampled
Ave. orebody
(total)
feet
thickness (inches)
Ave. oz/t
Ave. ft.oz/t
Ave. lb/t
Ave. ft.lb/t
SOUTH AFRICA
VAAL RIVER
Great Noligwa
C reef
454 - - - - - -
Vaal reef 1,829 - - - - - -
Kopanang
Vaal reef
19,703 2,415 11.2 1.24 1.15 4.40 4.10
Moab Khotsong
Vaal reef
16,024 1,739 54.4 0.66 3.01 2.18 9.88
Tau Lekoa
Ventersdorp Contact reef
6,890 551 26.1 0.24 0.53 0.08 0.17
WEST WITS
Mponeng
Ventersdorp Contact reef
13,829 1,444 25.7 1.05 2.25 - -
Tau Tona
Ventersdorp Contact reef
350 - - - - - -
Carbon Leader reef 6,395 197 6.2 5.90 3.06 2.86 1.48
CONTINENTAL AFRICA
Obuasi
15,536 5,346 177.2 0.21 - - -
AUSTRALASIA
Sunrise Dam
1,220 1,220 - 0.11 - - -
AMERICAS
Brasil Mineração
Mina de Cuiabá
4,262 1,434 613.4 0.26 - - -
Córrego do Sitio 4,724 632 - 0.10 - - -
Lamego 3,542 - 23.6 - - - -
Serra Grande
Mina III
5,067 4,803 118.1 0.11 - - -
Mina Nova 358 - - - - - -
Palmeiras 3,696 1,017 78.7 0.18 - - -
Pequizão 1,203 1,204 78.7 0.22 - - -
Sampled
gold
uranium
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Sampled
gold
uranium

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2010
2009
2009
2009
2010
2009
2009
2009
Metric
SOUTH AFRICA
11,949
13,418
14,385
55,908
Great Noligwa
5.53
5.57
5.37
5.73
908
1,044
1,349
4,914
Kopanang
6.02
7.57
6.21
6.74
2,183
3,177
2,409
10,481
Moab Khotsong
8.58
8.88
9.48
9.36
1,956
2,260
2,028
7,686
Tau Lekoa
3.27
3.59
3.56
3.32
833
1,044
962
3,852
Mponeng
7.77
8.27
9.58
8.66
3,584
3,938
3,967
16,159
Savuka
2.41
3.91
5.33
5.45
43
63
432
924
TauTona
1
6.46
7.11
7.61
7.29
1,383
765
1,822
6,800
Surface Operations
0.44
0.47
0.59
0.53
1,058
1,127
1,416
5,092
CONTINENTAL AFRICA
11,643
12,993
11,218
49,292
Ghana
Iduapriem
1.56
1.81
1.71
1.72
637
1,693
1,147
5,909
Obuasi
1
5.54
5.52
4.45
5.18
3,039
3,024
2,862
11,861
Guinea
 Siguiri - Attributable 85%
1.04
1.06
1.19
1.11
2,265
2,396
2,499
9,836
Mali
Morila - Attributable 40%
1.99
2.25
2.92
2.47
779
957
1,228
4,251
Sadiola
2
- Attributable 41%
2.12
2.12
3.12
2.52
929
991
1,113
4,187
Yatela
3
- Attributable 40%
1.86
3.91
2.73
3.62
840
872
421
2,768
Namibia
Navachab
2.09
1.97
1.61
1.58
557
526
569
2,014
Tanzania
Geita
2.15
2.09
1.50
1.89
2,598
2,534
1,379
8,466
AUSTRALASIA
3,552
3,331
3,041
12,477
Australia
 Sunrise Dam
4
3.72
3.03
2.78
2.87
3,552
3,331
3,041
12,477
AMERICAS
6,431
7,025
5,662
25,372
Argentina
Cerro Vanguardia - Attributable 92.50%
6.37
6.12
6.98
6.51
1,460
1,448
1,476
5,980
Brazil
 AngloGold Ashanti Brasil Mineração
1
7.36
7.28
6.43
7.02
2,548
3,019
2,121
10,229
Serra Grande
1
- Attributable 50%
4.34
5.83
3.65
4.72
627
826
328
2,396
United States of America
 Cripple Creek & Victor
3
0.47
0.46
0.46
0.46
1,796
1,731
1,736
6,768
ANGLOGOLD ASHANTI
33,574
36,767
34,306
143,049
Underground Operations
6.22
6.68
6.22
6.41
17,414
19,435
18,857
76,532
Surface and Dump Reclamation
0.47
0.48
0.56
0.51
1,276
1,476
1,824
6,481
Open-pit Operations
2.05
1.98
1.99
1.96
12,161
13,128
11,406
50,041
Heap Leach Operations
5
0.56
0.72
0.57
0.65
2,723
2,728
2,219
9,995
33,574
36,767
34,306
143,049
3
The yield of Yatela and Cripple Creek & Victor reflects gold placed / tonnes placed.
2
Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.
Rounding of figures may result in computational discrepancies.
Yield - g/t
Gold produced - kg
5
The yield is calculated on gold placed into leach pad
placed on to leach pad.
1
The yield of TauTona, Obuasi, AngloGold Ashanti Brasil Mineração and Serra Grande
represents underground operations.
4
The yield of Sunrise Dam represents open-pit operations.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2010
2009
2009
2009
2010
2009
2009
2009
Metric
SOUTH AFRICA
145
165
185
177
11,383
13,381
13,142
55,737
Great Noligwa
81
77
96
89
903
1,021
1,256
4,892
Kopanang
134
212
160
175
2,183
3,108
2,253
10,413
Moab Khotsong
144
193
202
180
1,926
2,219
1,903
7,644
Tau Lekoa
92
116
107
107
832
1,021
901
3,829
Mponeng
222
241
256
252
3,234
4,029
3,543
16,163
Savuka
13
21
132
74
40
64
369
925
TauTona
121
64
179
161
1,213
818
1,590
6,804
Surface Operations
917
1,608
1,997
1,812
1,053
1,102
1,327
5,066
CONTINENTAL AFRICA
355
392
360
381
11,709
13,951
11,022
49,475
Ghana
Iduapriem
228
611
453
549
894
1,718
1,292
5,921
Obuasi
216
208
213
209
3,126
3,203
2,805
12,035
Guinea
Siguiri - Attributable 85%
497
520
617
547
2,239
2,622
2,346
9,590
Mali
Morila - Attributable 40%
1,152
1,479
938
1,266
759
1,129
1,153
4,341
Sadiola
1
- Attributable 41%
537
645
791
720
911
1,099
1,076
4,329
Yatela - Attributable 40%
1,193
1,264
560
958
814
931
414
2,826
Namibia
Navachab
282
284
368
290
530
538
573
1,984
Tanzania
Geita
417
390
226
338
2,436
2,713
1,363
8,449
AUSTRALASIA
2,450
2,330
2,304
2,287
3,515
3,474
2,945
12,317
Australia
Sunrise Dam
2,450
2,330
2,304
2,287
3,515
3,474
2,945
12,317
AMERICAS
720
700
616
659
6,391
6,552
5,474
25,308
Argentina
Cerro Vanguardia - Attributable 92.50%
697
690
702
710
1,305
1,175
1,106
5,991
Brazil
AngloGold Ashanti Brasil Mineração
567
531
429
481
2,560
2,906
2,158
10,117
Serra Grande - Attributable 50%
536
723
305
544
640
782
421
2,445
United States of America
Cripple Creek & Victor
1,528
1,548
1,621
1,538
1,887
1,689
1,789
6,755
ANGLOGOLD ASHANTI
268
292
287
292
32,999
37,359
32,584
142,837
Rounding of figures may result in computational discrepancies.
Productivity per employee - g
Gold sold - kg
1
Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2010
2009
2009
2009
2010
2009
2009
2009
SA Rand / Metric
SOUTH AFRICA
151,186
136,761
109,087
123,401
209,205
178,845
150,836
163,770
Great Noligwa
228,300
243,647
186,735
211,048
306,829
299,374
249,489
264,016
Kopanang
141,068
96,085
107,584
107,580
208,975
134,571
166,235
155,744
Moab Khotsong
138,531
117,467
93,120
111,662
241,896
202,773
168,658
194,532
Tau Lekoa
218,156
175,943
188,797
191,184
223,101
168,412
231,027
201,203
Mponeng
106,198
95,372
77,520
86,928
138,312
115,109
94,484
105,562
Savuka
1,517,849
975,068
143,876
295,800
2,205,193
1,256,025
176,681
367,668
TauTona
188,082
346,655
122,643
147,668
269,098
479,619
173,718
210,794
Surface Operations
125,192
110,207
66,734
89,867
135,242
112,168
71,151
93,700
CONTINENTAL AFRICA
151,942
159,820
188,046
162,309
185,017
191,688
222,110
192,988
Ghana
Iduapriem
190,882
123,630
170,086
137,397
241,604
143,945
190,908
154,038
Obuasi
134,933
136,172
222,941
170,861
170,571
182,052
273,155
215,305
Guinea
Siguiri - Attributable 85%
136,885
152,730
156,700
139,036
153,897
169,839
173,970
159,275
Mali
Morila - Attributable 40%
149,020
157,585
131,403
140,981
160,461
182,675
143,832
155,936
Sadiola
1
- Attributable 41%
137,326
153,896
100,400
128,920
141,701
181,463
123,397
151,233
Yatela - Attributable 40%
114,328
91,723
174,214
98,617
118,553
125,839
194,766
121,069
Namibia
Navachab
158,176
175,352
145,453
165,298
178,444
163,946
163,586
177,190
Tanzania
Geita
199,666
253,398
323,980
251,419
244,731
291,177
392,313
296,126
AUSTRALASIA
224,450
207,318
189,206
175,584
244,516
231,129
232,961
205,027
Australia
Sunrise Dam
216,864
200,811
182,648
171,100
236,354
223,993
225,777
199,918
AMERICAS
95,906
92,559
111,766
93,832
130,984
128,504
153,882
132,089
Argentina
Cerro Vanguardia - Attributable 92.50%
94,137
81,425
127,374
96,642
123,554
119,975
162,697
131,823
Brazil
AngloGold Ashanti Brasil Mineração
88,937
100,737
91,588
88,765
126,130
131,656
139,410
127,982
Serra Grande - Attributable 50%
109,099
81,045
158,853
107,311
156,119
114,390
205,445
142,878
United States of America
Cripple Creek & Victor
116,558
100,989
106,971
100,315
143,494
124,846
141,245
127,226
ANGLOGOLD ASHANTI
149,431
143,596
141,552
136,595
190,374
178,379
180,751
171,795
Rounding of figures may result in computational discrepancies.
Total cash costs - R/kg
Total production costs - R/kg
1
Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2010
2009
2009
2009
2010
2009
2009
2009
SOUTH AFRICA
387
880
1,621
2,371
387
880
1,621
4,556
Great Noligwa (58) (56) 35 (270) (58) (56) 35 (86)
Kopanang 81 345 247 535 81 345 247 926
Moab Khotsong 7 94 202 136 7 94 202 395
Tau Lekoa 18 78 39 22 18 78 39 168
Mponeng 342 524 628 1,633 342 524 628 2,265
Savuka (84) (63) 39 (113) (84) (63) 39 (108)
TauTona (32) (186) 163 (150) (32) (186) 163 226
Surface Operations 114 145 267 578 114 145 267 770
CONTINENTAL AFRICA
781
920
619
486
781
920
619
2,856
Ghana
Iduapriem 18 193 98 295 18 193 98 538
Obuasi 224 194 (7) (281) 224 194 (7) 332
Guinea
Siguiri - Attributable 85% 188 223 218 (223) 188 223 218 766
Mali
 Morila - Attributable 40%
1
81 99 166 462 81 99 166 462
Sadiola - Attributable 41%
1 and 2
115 92 166 470 115 92 166 470
Yatela - Attributable 40%
1
122 129 32 376 122 129 32 376
Namibia
Navachab 33 39 62 43 33 39 62 138
Tanzania
Geita 10 (96) (164) (833) 10 (96) (164) (403)
Non-controlling interests, exploration
and other
(10) 46 48 177 (10) 46 48 177
AUSTRALASIA
(25)
57
96
(112)
(25)
57
96
473
Australia
Sunrise Dam 4 81 118 (48) 4 81 118 537
Exploration and other (29) (24) (22) (64) (29) (24) (22) (64)
AMERICAS
771
896
706
2,006
771
896
706
3,181
Argentina
Cerro Vanguardia - Attributable 92.50% 139 142 104 385 139 142 104 607
Brazil
AngloGold Ashanti Brasil Mineração 293 341 288 736 293 341 288 1,231
Serra Grande - Attributable 50% 58 104 38 105 58 104 38 253
United States of America
Cripple Creek & Victor 200 207 229 513 200 207 229 804
Non-controlling interests, exploration
and other
81 101 47 266 81 101 47 286
OTHER
41
88
85
244
41
88
85
243
SUB-TOTAL
1,955
2,841
3,128
4,995
1,955
2,841
3,128
11,309
Equity accounted investments
 included above
(317)
(320)
(364)
(1,309)
(317)
(320)
(364)
(1,308)
ANGLOGOLD ASHANTI
1,638
2,521
2,764
3,686
1,638
2,521
2,764
10,001
1
Equity accounted investments.
2
Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.
Rounding of figures may result in computational discrepancies.
SA Rand
Adjusted gross profit (loss) - Rm

Adjusted gross profit (loss) excluding hedge
buy-back

costs - Rm

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2010
2009
2009
2009
2010
2009
2009
2009
Imperial
SOUTH AFRICA
384
431
463
1,797
Great Noligwa
0.161
0.162
0.157
0.167
29
34
43
158
Kopanang
0.176
0.221
0.181
0.197
70
102
77
336
Moab Khotsong
0.250
0.259
0.276
0.273
63
73
65
247
Tau Lekoa
0.095
0.105
0.104
0.097
27
34
31
124
Mponeng
0.227
0.241
0.279
0.253
115
127
128
520
Savuka
0.070
0.114
0.156
0.159
1
2
14
30
TauTona
1
0.189
0.207
0.222
0.213
44
25
59
218
Surface Operations
0.013
0.014
0.017
0.015
34
36
46
164
CONTINENTAL AFRICA
374
418
360
1,585
Ghana
Iduapriem
0.045
0.053
0.050
0.050
20
54
37
190
Obuasi
1
0.162
0.161
0.130
0.151
98
97
92
381
Guinea
 Siguiri - Attributable 85%
0.030
0.031
0.035
0.032
73
77
80
316
Mali
Morila - Attributable 40%
0.058
0.066
0.085
0.072
25
31
39
137
Sadiola
2
- Attributable 41%
0.062
0.062
0.091
0.074
30
32
36
135
Yatela
3
- Attributable 40%
0.054
0.114
0.080
0.106
27
28
14
89
Namibia
Navachab
0.061
0.058
0.047
0.046
18
17
18
65
Tanzania
Geita
0.063
0.061
0.044
0.055
84
81
44
272
AUSTRALASIA
114
107
98
401
Australia
Sunrise Dam
4
0.108
0.088
0.081
0.084
114
107
98
401
AMERICAS
207
226
182
816
Argentina
Cerro Vanguardia - Attributable 92.50%
0.186
0.178
0.203
0.190
47
47
47
192
Brazil
 AngloGold Ashanti Brasil Mineração
1
0.215
0.212
0.187
0.205
82
97
68
329
Serra Grande
1
- Attributable 50%
0.126
0.170
0.106
0.138
20
27
11
77
United States of America
 Cripple Creek & Victor
3
0.014
0.013
0.013
0.013
58
56
56
218
ANGLOGOLD ASHANTI
1,079
1,182
1,103
4,599
Undergound Operations
0.181
0.195
0.181
0.187
560
625
606
2,461
Surface and Dump Reclamation
0.014
0.014
0.016
0.015
41
47
59
208
Open-pit Operations
0.060
0.058
0.058
0.057
391
422
367
1,609
Heap leach Operations
5
0.016
0.021
0.017
0.019
87
88
71
321
1,079
1,182
1,103
4,599
placed / tonnes placed.
Rounding of figures may result in computational discrepancies.
placed on to leach pad.
2
Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.
Yield - oz/t
Gold produced - oz (000)
1
The yield of TauTona, Obuasi, AngloGold Ashanti Brasil Mineração and Serra Grande
represents underground operations.
4
The yield of Sunrise Dam represents open-pit operations.
3
The yield of Yatela and Cripple Creek & Victor reflects gold
5
The yield is calculated on gold placed into leach pad

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2010
2009
2009
2009
2010
2009
2009
2009
Imperial
SOUTH AFRICA
4.67
5.31
5.95
5.70
366
430
423
1,792
Great Noligwa
2.61
2.48
3.08
2.86
29
33
40
157
Kopanang
4.30
6.82
5.16
5.63
70
100
72
335
Moab Khotsong
4.63
6.19
6.51
5.79
62
71
61
246
Tau Lekoa
2.94
3.72
3.43
3.43
27
33
29
123
Mponeng
7.14
7.76
8.24
8.11
104
130
114
520
Savuka
0.42
0.68
4.24
2.38
1
2
12
30
TauTona
3.89
2.06
5.76
5.16
39
26
51
219
Surface Operations
29.48
51.69
64.20
58.27
34
35
43
163
CONTINENTAL AFRICA
11.43
12.61
11.58
12.23
376
448
354
1,591
Ghana
Iduapriem
7.34
19.65
14.55
17.63
29
55
42
190
Obuasi
6.93
6.69
6.84
6.72
101
103
90
387
Guinea
Siguiri - Attributable 85%
15.99
16.73
19.85
17.58
72
84
75
308
Mali
Morila - Attributable 40%
37.04
47.55
30.14
40.70
24
36
37
140
Sadiola
1
- Attributable 41%
17.26
20.75
25.42
23.14
29
35
35
139
Yatela - Attributable 40%
38.36
40.65
17.99
30.80
26
30
13
91
Namibia
Navachab
9.06
9.14
11.83
9.33
17
17
18
64
Tanzania
Geita
13.41
12.55
7.25
10.87
78
87
44
272
AUSTRALASIA
78.77
74.90
74.06
73.52
113
112
95
396
Australia
Sunrise Dam
78.77
74.90
74.06
73.52
113
112
95
396
AMERICAS
23.15
22.49
19.80
21.18
206
211
176
813
Argentina
Cerro Vanguardia - Attributable 92.50%
22.40
22.18
22.56
22.83
42
38
36
193
Brazil
AngloGold Ashanti Brasil Mineração
18.23
17.09
13.80
15.45
82
93
69
325
Serra Grande - Attributable 50%
17.24
23.25
9.80
17.51
21
25
14
79
United States of America
Cripple Creek & Victor
49.11
49.78
52.12
49.46
61
54
58
217
ANGLOGOLD ASHANTI
8.61
9.40
9.23
9.40
1,061
1,201
1,048
4,592
Rounding of figures may result in computational discrepancies.
Productivity per employee - oz
Gold sold - oz (000)
1
Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2010
2009
2009
2009
2010
2009
2009
2009
US Dollar / Imperial
SOUTH AFRICA
626
569
343
466
867
744
474
617
Great Noligwa
946
1,014
587
794
1,272
1,246
784
990
Kopanang
585
400
338
406
867
560
522
586
Moab Khotsong
574
489
292
424
1,003
844
530
737
Tau Lekoa
904
732
593
718
925
701
726
749
Mponeng
440
397
244
329
573
479
297
399
Savuka
6,263
4,062
452
1,115
9,123
5,231
555
1,387
TauTona
779
1,443
385
559
1,115
1,997
546
797
Surface Operations
518
459
210
341
559
467
223
355
CONTINENTAL AFRICA
630
668
584
608
767
793
688
720
Ghana
Iduapriem
791
515
535
516
1,003
599
600
579
Obuasi
559
567
701
630
707
758
858
796
Guinea
Siguiri - Attributable 85%
567
636
492
519
638
707
547
595
Mali
Morila - Attributable 40%
619
656
413
527
667
760
452
583
Sadiola
1
- Attributable 41%
569
640
315
488
588
755
388
571
Yatela - Attributable 40%
474
382
547
368
491
524
612
455
Namibia
Navachab
656
730
457
622
740
683
514
663
Tanzania
Geita
828
1,055
1,018
954
1,015
1,212
1,232
1,121
AUSTRALASIA
931
863
594
662
1,014
962
732
770
Australia
Sunrise Dam
900
836
574
646
980
932
709
751
AMERICAS
398
385
351
354
544
535
483
499
Argentina
Cerro Vanguardia - Attributable 92.50%
390
339
400
355
512
499
511
487
Brazil
AngloGold Ashanti Brasil Mineração
369
419
288
339
523
548
438
486
Serra Grande - Attributable 50%
453
337
499
406
647
476
646
542
United States of America
Cripple Creek & Victor
482
420
336
376
594
520
444
475
ANGLOGOLD ASHANTI
619
598
445
514
789
743
568
646
Rounding of figures may result in computational discrepancies.
Total cash costs - $/oz
Total production costs - $/oz
1
Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2010
2009
2009
2009
2010
2009
2009
2009
SOUTH AFRICA
51
118
163
263
51
118
164
539
Great Noligwa (8) (8) 4 (35) (8) (8) 4 (12)
Kopanang 11 46 25 64 11 46 25 113
Moab Khotsong 1 13 20 13 1 13 20 46
Tau Lekoa 2 10 4 2 2 10 4 21
Mponeng 45 70 63 192 45 70 63 272
Savuka (11) (8) 4 (16) (11) (8) 4 (15)
TauTona (4) (25) 16 (24) (4) (25) 16 23
Surface Operations 15 19 27 67 15 19 27 91
CONTINENTAL AFRICA
104
123
62
52
104
123
62
351
Ghana
Iduapriem 2 26 10 36 2 26 10 67
Obuasi 30 26 (1) (34) 30 26 (1) 44
Guinea
Siguiri - Attributable 85% 25 30 22 (32) 25 30 22 92
Mali
 Morila - Attributable 40%
1
11 13 17 54 11 13 17 54
Sadiola - Attributable 41%
1 and 2
15 12 17 55 15 12 17 55
Yatela - Attributable 40%
1
16 17 3 47 16 17 3 47
Namibia
Navachab 4 5 6 4 4 5 6 16
Tanzania
Geita 1 (13) (17) (100) 1 (13) (17) (46)
Non-controlling interests, exploration
and other
- 7 5 22 - 7 5 22
AUSTRALASIA
(3)
8
10
(17)
(3)
8
10
56
Australia
Sunrise Dam 1 11 12 (10) 1 11 12 64
Exploration and other (4) (3) (2) (6) (4) (3) (2) (8)
AMERICAS
103
120
71
242
103
120
71
390
Argentina
Cerro Vanguardia - Attributable 92.50% 19 19 11 48 19 19 11 76
Brazil
AngloGold Ashanti Brasil Mineração 39 46 29 88 39 46 29 150
Serra Grande - Attributable 50% 8 14 4 13 8 14 4 32
United States of America
Cripple Creek & Victor 27 28 23 60 27 28 23 97
Non-controlling interests, exploration
and other
10 13 4 33 10 13 4 36
OTHER
5
11
9
28
5
11
9
28
SUB-TOTAL
260
380
316
568
260
380
316
1,364
Equity accounted investments included above
(42)
(43)
(37)
(156)
(42)
(43)
(37)
(156)
ANGLOGOLD ASHANTI
218
337
279
412
218
337
279
1,208
1
Equity accounted investments.
2
Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.
Rounding of figures may result in computational discrepancies.
US Dollar
Adjusted gross profit (loss) - $m
Adjusted gross profit (loss) excluding hedge buy-back
costs - $m

South Africa
Vaal River
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2010
2009
2009
2009
2010
2009
2009
2009
GREAT NOLIGWA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
27 33 43 153 293 360 465 1,648
Milled - 000 tonnes / - 000 tons 164 187 251 858 181 207 277 945
Yield - g/t / - oz/t 5.53 5.57 5.37 5.73 0.161 0.162 0.157 0.167
Gold produced - kg / - oz (000) 908 1,044 1,349 4,914 29 34 43 158
Gold sold - kg / oz (000) 903 1,021 1,256 4,892 29 33 40 157
Total cash costs - R / - $ - ton milled 1,263 1,357 1,002 1,209 153 165 92 133
- R/kg / - $/oz - produced 228,300 243,647 186,735 211,048 946 1,014 587 794
Total production costs - R/kg / - $/oz - produced 306,829 299,374 249,489 264,016 1,272 1,246 784 990
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 81 77 96 89 2.61 2.48 3.08 2.86
Actual
- m
2
/ - ft
2
2.43 2.48 3.06 2.77 26.18 26.68 32.98 29.82
FINANCIAL RESULTS (MILLION)
Gold income
216 246 279 1,127 29 33 28 136
Cost of sales 278 307 313 1,292 37 41 32 156
Cash operating costs 205 253 251 1,031 27 34 25 125
Other cash costs 2 2 1 6 - - - 1
Total cash costs 207 254 252 1,037 28 34 25 125
Retrenchment costs 19 13 5 24 3 2 1 3
Rehabilitation and other non-cash costs 1 (2) 1 2 - - - -
Production costs 227 266 258 1,063 30 36 26 129
Amortisation of tangible assets 51 47 79 234 7 6 8 28
Inventory change (1) (6) (24) (6) - (1) (2) -
(62) (61) (34) (165) (8) (8) (3) (20)
Realised non-hedge derivatives and other commodity contracts 4 5 70 (105) 1 1 7 (15)
(58) (56) 35 (270) (8) (8) 4 (35)
Add back hedge buy-back costs - - - 184 - - - 23
(58) (56) 35 (86) (8) (8) 4 (12)
Capital expenditure 30 58 39 205 4 8 4 24
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Adjusted gross (loss) profit
Adjusted gross (loss) profit excluding hedge buy-back costs

South Africa
Vaal River
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2010
2009
2009
2009
2010
2009
2009
2009
KOPANANG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
88 104 97 376 950 1,115 1,043 4,049
Milled - 000 tonnes / - 000 tons 363 419 388 1,556 400 462 428 1,715
Yield - g/t / - oz/t 6.02 7.57 6.21 6.74 0.176 0.221 0.181 0.197
Gold produced - kg / - oz (000) 2,183 3,177 2,409 10,481 70 102 77 336
Gold sold - kg / oz (000) 2,183 3,108 2,253 10,413 70 100 72 335
Total cash costs - R / - $ - ton milled 850 728 668 725 103 88 61 80
- R/kg / - $/oz - produced 141,068 96,085 107,584 107,580 585 400 338 406
Total production costs - R/kg / - $/oz - produced 208,975 134,571 166,235 155,744 867 560 522 586
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 134 212 160 175 4.30 6.82 5.16 5.63
Actual
- m
2
/ - ft
2
5.41 6.92 6.45 6.29 58.27 74.44 69.46 67.69
FINANCIAL RESULTS (MILLION)
Gold income
522 746 499 2,401 69 100 50 295
Cost of sales 451 418 374 1,623 60 56 38 197
Cash operating costs 305 303 258 1,120 41 41 26 136
Other cash costs 3 2 2 7 - - - 1
Total cash costs 308 305 259 1,128 41 41 26 137
Retrenchment costs 6 4 3 15 1 1 - 2
Rehabilitation and other non-cash costs 3 - 2 7 - - - 1
Production costs 316 310 264 1,149 42 41 27 139
Amortisation of tangible assets 140 118 136 483 19 16 14 58
Inventory change (5) (9) (26) (9) (1) (1) (3) -
71 328 124 777 9 44 13 98
Realised non-hedge derivatives and other commodity contracts 10 17 122 (243) 1 2 12 (34)
81 345 247 535 11 46 25 64
Add back hedge buy-back costs - - - 391 - - - 49
81 345 247 926 11 46 25 113
Capital expenditure 87 145 102 486 12 19 10 58
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Adjusted gross profit
Adjusted gross profit excluding hedge buy-back costs

South Africa
Vaal River
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2010
2009
2009
2009
2010
2009
2009
2009
MOAB KHOTSONG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
37 38 35 123 396 411 373 1,327
Milled - 000 tonnes / - 000 tons 228 254 214 821 251 280 236 905
Yield - g/t / - oz/t 8.58 8.88 9.48 9.36 0.250 0.259 0.276 0.273
Gold produced - kg / - oz (000) 1,956 2,260 2,028 7,686 63 73 65 247
Gold sold - kg / - oz (000) 1,926 2,219 1,903 7,644 62 71 61 246
Total cash costs - R / - $ - ton milled 1,188 1,044 883 1,046 143 127 81 116
- R/kg / - $/oz - produced 138,531 117,467 93,120 111,662 574 489 292 424
Total production costs - R/kg / - $/oz - produced 241,896 202,773 168,658 194,532 1,003 844 530 737
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 144 193 202 180 4.63 6.19 6.51 5.79
Actual
- m
2
/ - ft
2
2.71 3.26 3.46 2.89 29.14 35.06 37.24 31.11
FINANCIAL RESULTS (MILLION)
Gold income
454 529 421 1,761 60 71 43 215
Cost of sales 465 450 320 1,487 62 60 32 182
Cash operating costs 268 264 188 852 36 35 19 104
Other cash costs 3 2 1 6 - - - 1
Total cash costs 271 266 189 858 36 36 19 105
Retrenchment costs 5 3 1 7 1 - - 1
Rehabilitation and other non-cash costs 2 (6) 2 - - (1) - -
Production costs 278 262 192 865 37 35 19 105
Amortisation of tangible assets 195 197 151 630 26 26 15 77
Inventory change (8) (9) (22) (9) (1) (1) (2) -
(11) 79 101 274 (1) 11 10 33
Realised non-hedge derivatives and other commodity contracts 17 15 101 (138) 2 2 10 (20)
7 94 202 136 1 13 20 13
Add back hedge buy-back costs - - - 259 - - - 33
7 94 202 395 1 13 20 46
Capital expenditure 167 244 184 874 22 32 19 104
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Adjusted gross profit
Adjusted gross profit excluding hedge buy-back costs

South Africa
Vaal River
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2010
2009
2009
2009
2010
2009
2009
2009
TAU LEKOA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
55 59 56 240 589 639 605 2,579
Milled - 000 tonnes / - 000 tons 255 291 270 1,159 281 321 298 1,277
Yield - g/t / - oz/t 3.27 3.59 3.56 3.32 0.095 0.105 0.104 0.097
Gold produced - kg / - oz (000) 833 1,044 962 3,852 27 34 31 124
Gold sold - kg / oz (000) 832 1,021 901 3,829 27 33 29 123
Total cash costs - R / - $ - ton milled 713 631 673 636 86 77 62 70
- R/kg / - $/oz - produced 218,156 175,943 188,797 191,184 904 732 593 718
Total production costs - R/kg / - $/oz - produced 223,101 168,412 231,027 201,203 925 701 726 749
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 92 116 107 107 2.94 3.72 3.43 3.43
Actual
- m
2
/ - ft
2
6.01 6.58 6.24 6.63 64.69 70.82 67.18 71.34
FINANCIAL RESULTS (MILLION)
Gold income
200 243 197 876 27 33 20 107
Cost of sales 185 172 208 771 25 23 21 93
Cash operating costs 180 182 181 732 24 24 18 88
Other cash costs 2 1 1 4 - - - -
Total cash costs 182 184 182 736 24 25 18 89
Retrenchment costs 2 3 1 10 - - - 1
Rehabilitation and other non-cash costs - (14) - (13) - (2) - (2)
Production costs 184 173 183 733 24 23 18 88
Amortisation of tangible assets 2 3 40 42 - - 4 4
Inventory change (1) (4) (14) (4) - (1) (1) -
15 71 (11) 105 2 10 (1) 14
Realised non-hedge derivatives and other commodity contracts 3 7 50 (83) - 1 5 (12)
18 78 39 22 2 10 4 2
Add back hedge buy-back costs - - - 145 - - - 18
18 78 39 168 2 10 4 21
Capital expenditure 29 41 29 142 4 5 3 17
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Adjusted gross profit
Adjusted gross profit excluding hedge buy-back costs

South Africa
West Wits
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2010
2009
2009
2009
2010
2009
2009
2009
MPONENG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
82 80 75 335 885 866 811 3,602
Milled - 000 tonnes / - 000 tons 461 476 414 1,866 508 525 456 2,057
Yield - g/t / - oz/t 7.77 8.27 9.58 8.66 0.227 0.241 0.279 0.253
Gold produced - kg / - oz (000) 3,584 3,938 3,967 16,159 115 127 128 520
Gold sold - kg / - oz (000) 3,234 4,029 3,543 16,163 104 130 114 520
Total cash costs - R / - $ - ton milled 826 788 743 753 100 96 68 83
- R/kg / - $/oz - produced 106,198 95,372 77,520 86,928 440 397 244 329
Total production costs - R/kg / - $/oz - produced 138,312 115,109 94,484 105,562 573 479 297 399
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 222 241 256 252 7.14 7.76 8.24 8.11
Actual
- m
2
/ - ft
2
5.09 4.93 4.86 5.22 54.82 53.05 52.37 56.23
FINANCIAL RESULTS (MILLION)
Gold income
1,036 1,157 770 4,254 138 155 78 524
Cost of sales 448 464 335 1,706 60 62 34 209
Cash operating costs 373 373 306 1,396 50 50 31 170
Other cash costs 7 3 2 9 1 - - 1
Total cash costs 381 376 308 1,405 51 50 31 171
Retrenchment costs 11 2 1 7 1 - - 1
Rehabilitation costs 3 (4) 2 1 - (1) - -
Production costs 395 373 310 1,413 53 50 31 172
Amortisation of tangible assets 101 80 65 293 13 11 7 36
Inventory change (48) 10 (40) - (6) 1 (4) 1
588 694 435 2,548 78 93 44 315
Realised non-hedge derivatives and other commodity contracts (246) (170) 193 (915) (33) (23) 20 (123)
342 524 628 1,633 45 70 63 192
Add back hedge buy-back costs - - - 632 - - - 80
342 524 628 2,265 45 70 63 272
Capital expenditure 167 258 196 912 22 34 20 109
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Adjusted gross profit
Adjusted gross profit excluding hedge buy-back costs

South Africa
West Wits
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2010
2009
2009
2009
2010
2009
2009
2009
SAVUKA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
4 3 15 36 39 34 161 388
Milled - 000 tonnes / - 000 tons 18 16 81 170 20 18 89 187
Yield - g/t / - oz/t 2.41 3.91 5.33 5.45 0.070 0.114 0.156 0.159
Gold produced - kg / - oz (000) 43 63 432 924 1 2 14 30
Gold sold - kg / - oz (000) 40 64 369 925 1 2 12 30
Total cash costs - R / - $ - ton milled 3,655 3,817 767 1,611 440 464 70 177
- R/kg / - $/oz - produced 1,517,849 975,068 143,876 295,800 6,263 4,062 452 1,115
Total production costs - R/kg / - $/oz - produced 2,205,193 1,256,025 176,681 367,668 9,123 5,231 555 1,387
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 13 21 132 74 0.42 0.68 4.24 2.38
Actual
- m
2
/ - ft
2
1.08 1.05 4.57 2.88 11.68 11.26 49.14 31.01
FINANCIAL RESULTS (MILLION)
Gold income
13 18 84 218 2 2 8 25
Cost of sales 94 79 65 340 12 11 7 41
Cash operating costs 65 61 62 271 9 8 6 33
Other cash costs - 1 - 2 - - - -
Total cash costs 65 61 62 273 9 8 6 33
Retrenchment costs 1 1 1 2 - - - -
Rehabilitation and other non-cash costs - (1) - - - - - -
Production costs 67 61 63 275 9 8 6 33
Amortisation of tangible assets 28 18 13 65 4 2 1 8
Inventory change (1) - (11) - - - (1) -
(81) (61) 18 (122) (11) (8) 2 (17)
Realised non-hedge derivatives and other commodity contracts (3) (2) 20 10 - - 2 1
(84) (63) 39 (113) (11) (8) 4 (16)
Add back hedge buy-back costs - - - 5 - - - 1
(84) (63) 39 (108) (11) (8) 4 (15)
Capital expenditure 19 44 21 107 3 5 2 13
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Adjusted gross (loss) profit
Adjusted gross (loss) profit excluding hedge buy-back costs

South Africa
West Wits
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2010
2009
2009
2009
2010
2009
2009
2009
TAUTONA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
27 13 34 120 293 137 365 1,290
Milled - 000 tonnes / - 000 tons 214 95 233 900 236 105 257 992
Yield - g/t / - oz/t 6.46 7.11 7.61 7.29 0.189 0.207 0.222 0.213
Gold produced - kg / - oz (000) 1,383 679 1,774 6,561 44 22 57 211
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons - 168 140 608 - 185 154 670
Yield - g/t / - oz/t - 0.51 0.34 0.39 - 0.015 0.010 0.011
Gold produced - kg / - oz (000) - 86 48 238 - 3 2 7
TOTAL
Yield
1
- g/t / - oz/t 6.46 7.11 7.61 7.29 0.189 0.207 0.222 0.213
Gold produced - kg / - oz (000) 1,383 765 1,822 6,800 44 25 59 218
Gold sold - kg / - oz (000) 1,213 818 1,590 6,804 39 26 51 219
Total cash costs - R / - $ - ton milled 1,216 1,007 599 666 147 122 55 73
- R/kg / - $/oz - produced 188,082 346,655 122,643 147,668 779 1,443 385 559
Total production costs - R/kg / - $/oz - produced 269,098 479,619 173,718 210,794 1,115 1,997 546 797
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 121 64 179 161 3.89 2.06 5.76 5.16
Actual
- m
2
/ - ft
2
2.38 1.06 3.34 2.83 25.61 11.45 35.91 30.46
FINANCIAL RESULTS (MILLION)
Gold income
384 270 353 1,839 51 36 36 225
Cost of sales 332 374 277 1,434 44 50 28 175
Cash operating costs 256 263 222 998 34 35 22 121
Other cash costs 4 2 1 6 1 - - 1
Total cash costs 260 265 223 1,004 35 35 23 122
Retrenchment costs 2 1 2 12 - - - 1
Rehabilitation and other non-cash costs 1 (2) 1 1 - - - -
Production costs 263 264 226 1,017 35 35 23 124
Amortisation of tangible assets 109 103 91 416 15 14 9 51
Inventory change (40) 7 (39) 1 (5) 1 (4) 1
53 (104) 76 405 7 (14) 8 49
Realised non-hedge derivatives and other commodity contracts (85) (82) 87 (555) (11) (11) 9 (74)
(32) (186) 163 (150) (4) (25) 16 (24)
Add back hedge buy-back costs - - - 376 - - - 47
(32) (186) 163 226 (4) (25) 16 23
Capital expenditure 111 133 98 479 15 17 10 57
1
Total yield excludes the surface and dump reclamation.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Adjusted gross (loss) profit
Adjusted gross (loss) profit excluding hedge buy-back costs

South Africa
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2010
2009
2009
2009
2010
2009
2009
2009
SURFACE OPERATIONS
OPERATING RESULTS
Milled
- 000 tonnes / - 000 tons 2,430 2,390 2,386 9,674 2,678 2,634 2,631 10,663
Yield - g/t / - oz/t 0.44 0.47 0.59 0.53 0.013 0.014 0.017 0.015
Gold produced - kg / - oz (000) 1,058 1,127 1,416 5,092 34 36 46 164
Gold sold - kg / - oz (000) 1,053 1,102 1,327 5,066 34 35 43 163
Total cash costs - R / - $ - ton milled 55 52 40 47 7 6 4 5
- R/kg / - $/oz - produced 125,192 110,207 66,734 89,867 518 459 210 341
Total production costs - R/kg / - $/oz - produced 135,242 112,168 71,151 93,700 559 467 223 355
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 917 1,608 1,997 1,812 29.48 51.69 64.20 58.27
FINANCIAL RESULTS (MILLION)
Gold income
258 260 287 1,150 34 35 29 139
Cost of sales 141 124 94 474 19 17 10 58
Cash operating costs 132 124 94 458 18 17 10 56
Other cash costs - - - - - - - -
Total cash costs 132 124 94 458 18 17 10 56
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 132 124 94 458 18 17 10 56
Amortisation of tangible assets 11 2 6 20 1 - 1 2
Inventory change (2) (3) (6) (3) - - (1) -
116 137 193 676 16 18 19 81
Realised non-hedge derivatives and other commodity contracts - 8 75 (98) - 1 8 (14)
114 145 267 578 15 19 27 67
Add back hedge buy-back costs - - - 192 - - - 24
114 145 267 770 15 19 27 91
Capital expenditure 1 8 - 21 - 1 - 3
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Adjusted gross profit
Adjusted gross profit excluding hedge buy-back costs

Continental Africa
Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2010
2009
2009
2009
2010
2009
2009
2009
IDUAPRIEM
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,647 5,585 5,999 25,401 5,123 6,157 6,613 28,000
Treated - 000 tonnes / - 000 tons 408 935 671 3,440 450 1,031 739 3,792
Stripping ratio - t (mined total-mined ore) / t mined ore 4.60 2.99 5.09 5.19 4.60 2.99 5.09 5.19
Yield - g/t / - oz/t 1.56 1.81 1.71 1.72 0.045 0.053 0.050 0.050
Gold in ore - kg / - oz (000) 1,731 2,382 1,731 6,818 56 77 56 219
Gold produced - kg / - oz (000) 637 1,693 1,147 5,909 20 54 37 190
Gold sold - kg / - oz (000) 894 1,718 1,292 5,921 29 55 42 190
Total cash costs - R/kg / - $/oz - produced 190,882 123,630 170,086 137,397 791 515 535 516
Total produced costs - R/kg / - $/oz - produced 241,604 143,945 190,908 154,038 1,003 599 600 579
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 228 611 453 549 7.34 19.65 14.55 17.63
FINANCIAL RESULTS (MILLION)
Gold income
179 488 250 1,371 24 65 25 169
Cost of sales 194 234 247 915 26 31 25 110
Cash operating costs 113 194 182 756 15 26 18 91
Other cash costs 8 15 13 56 1 2 1 7
Total cash costs 122 209 195 812 16 28 20 98
Rehabilitation and other non-cash costs 14 6 4 16 2 1 - 2
Production costs 136 216 199 828 18 29 20 100
Amortisation of tangible assets 18 28 20 82 2 4 2 10
Inventory change 40 (10) 28 5 5 (1) 3 -
(15) 254 3 456 (2) 34 - 59
Realised non-hedge derivatives and other commodity contracts 33 (61) 95 (161) 4 (8) 10 (23)
18 193 98 295 2 26 10 36
Add back hedge buy-back costs - - - 243 - - - 31
18 193 98 538 2 26 10 67
Capital expenditure 7 94 38 235 1 12 4 28
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Adjusted gross profit
Adjusted gross profit excluding hedge buy-back costs

Continental Africa
Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2010
2009
2009
2009
2010
2009
2009
2009
OBUASI
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 535 532 492 1,979 589 587 543 2,182
Treated - 000 tonnes / - 000 tons 509 500 562 2,066 561 551 619 2,278
Yield - g/t / - oz/t 5.54 5.52 4.45 5.18 0.162 0.161 0.130 0.151
Gold produced - kg / - oz (000) 2,821 2,761 2,501 10,710 91 89 80 344
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 262 511 737 2,498 289 563 813 2,753
Yield - g/t / - oz/t 0.83 0.51 0.49 0.46 0.024 0.015 0.014 0.013
Gold produced - kg / - oz (000) 218 263 361 1,151 7 8 12 37
TOTAL
Yield
1
- g/t / - oz/t 5.54 5.52 4.45 5.18 0.162 0.161 0.130 0.151
Gold produced - kg / - oz (000) 3,039 3,024 2,862 11,861 98 97 92 381
Gold sold - kg / - oz (000) 3,126 3,203 2,805 12,035 101 103 90 387
Total cash costs - R/kg / - $/oz - produced 134,933 136,172 222,941 170,861 559 567 701 630
Total production costs - R/kg / - $/oz - produced 170,571 182,052 273,155 215,305 707 758 858 796
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 216 208 213 209 6.93 6.69 6.84 6.72
FINANCIAL RESULTS (MILLION)
Gold income
680 936 547 2,738 91 125 55 334
Cost of sales 536 594 757 2,601 72 79 76 309
Cash operating costs 374 382 606 1,911 50 51 61 226
Other cash costs 36 29 32 116 5 4 3 14
Total cash costs 410 412 638 2,027 55 55 64 240
Retrenchment costs - 1 1 20 - - - 2
Rehabilitation and other non-cash costs 4 27 8 41 - 4 1 5
Production costs 414 440 647 2,087 55 59 65 248
Amortisation of tangible assets 105 111 135 466 14 15 14 56
Inventory change 17 43 (25) 47 2 6 (2) 6
145 342 (210) 138 19 46 (21) 25
Realised non-hedge derivatives and other commodity contracts 79 (148) 203 (418) 11 (20) 20 (58)
224 194 (7) (281) 30 26 (1) (34)
Add back hedge buy-back costs - - - 612 - - - 77
224 194 (7) 332 30 26 (1) 44
Capital expenditure 139 220 265 788 19 29 27 94
1
Total yield represents underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Adjusted gross profit (loss)
Adjusted gross profit (loss) excluding hedge buy-back costs

Continental Africa
Guinea
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2010
2009
2009
2009
2010
2009
2009
2009
SIGUIRI - Attributable 85%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 7,490 5,514 5,314 20,124 8,256 6,079 5,858 22,183
Treated - 000 tonnes / - 000 tons 2,184 2,256 2,094 8,844 2,408 2,486 2,308 9,748
Stripping ratio - t (mined total-mined ore) / t mined ore 1.66 0.81 1.13 1.00 1.66 0.81 1.13 1.00
Yield - g/t / - oz/t 1.04 1.06 1.19 1.11 0.030 0.031 0.035 0.032
Gold produced - kg / - oz (000) 2,265 2,396 2,499 9,836 73 77 80 316
Gold sold - kg / - oz (000) 2,239 2,622 2,346 9,590 72 84 75 308
Total cash costs - R/kg / - $/oz - produced 136,885 152,730 156,700 139,036 567 636 492 519
Total production costs - R/kg / - $/oz - produced 153,897 169,839 173,970 159,275 638 707 547 595
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 497 520 617 547 15.99 16.73 19.85 17.58
FINANCIAL RESULTS (MILLION)
Gold income
484 753 498 2,132 64 101 50 260
Cost of sales 356 417 413 1,511 48 56 42 182
Cash operating costs 260 304 333 1,146 35 41 34 137
Other cash costs 50 62 59 222 7 8 6 27
Total cash costs 310 366 392 1,368 41 49 40 164
Rehabilitation and other non-cash costs 3 2 3 41 - - - 5
Production costs 313 368 394 1,408 42 49 40 169
Amortisation of tangible assets 36 39 40 158 5 5 4 19
Inventory change 8 10 (22) (56) 1 1 (2) (6)
127 336 85 621 17 45 9 78
Realised non-hedge derivatives and other commodity contracts 60 (113) 134 (845) 8 (15) 14 (111)
188 223 218 (223) 25 30 22 (32)
Add back hedge buy-back costs - - - 989 - - - 125
188 223 218 766 25 30 22 92
Capital expenditure 6 53 48 187 1 7 5 22
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Adjusted gross profit (loss)
Adjusted gross profit excluding hedge buy-back costs

Continental Africa
Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2010
2009
2009
2009
2010
2009
2009
2009
MORILA - Attributable 40%
1
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy - - 487 527 - - 637 690
Mined - 000 tonnes / - 000 tons - - 1,397 1,510 - - 1,540 1,664
Treated - 000 tonnes / - 000 tons 392 425 421 1,721 432 468 464 1,897
Stripping ratio - t (mined total-mined ore) / t mined ore - - 1.27 1.17 - - 1.27 1.17
Yield - g/t / - oz/t 1.99 2.25 2.92 2.47 0.058 0.066 0.085 0.072
Gold produced - kg / - oz (000) 779 957 1,228 4,251 25 31 39 137
Gold sold - kg / - oz (000) 759 1,129 1,153 4,341 24 36 37 140
Total cash costs - R/kg / - $/oz - produced 149,020 157,585 131,403 140,981 619 656 413 527
Total production costs - R/kg / - $/oz - produced 160,461 182,675 143,832 155,936 667 760 452 583
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 1,152 1,479 938 1,266 37.04 47.55 30.14 40.70
FINANCIAL RESULTS (MILLION)
Gold income
203 297 329 1,130 27 40 33 135
Cost of sales 122 198 163 668 16 26 16 81
Cash operating costs 102 133 137 521 14 18 14 63
Other cash costs 14 18 25 78 2 2 2 9
Total cash costs 116 151 161 599 16 20 16 72
Rehabilitation and other non-cash costs - 12 - 12 - 2 - 2
Production costs 116 163 161 614 16 22 16 74
Amortisation of tangible assets 9 12 15 49 1 2 2 6
Inventory change (3) 23 (14) 5 - 3 (1) 1
81 99 166 462 11 13 17 54
Realised non-hedge derivatives and other commodity contracts - - - - - - - -
81 99 166 462 11 13 17 54
Add back hedge buy-back costs - - - - - - - -
81 99 166 462 11 13 17 54
Capital expenditure 2 1 1 33 - - - 4
1
Morila is an equity accounted joint venture.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Adjusted gross profit
Adjusted gross profit excluding hedge buy-back costs

Continental Africa
Mail
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2010
2009
2009
2009
2010
2009
2009
2009
SADIOLA - Attributable 41%
1 and 2
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,354 1,354 1,162 4,540 1,771 1,771 1,520 5,939
Mined - 000 tonnes / - 000 tons 2,646 2,587 2,246 8,750 2,916 2,852 2,476 9,645
Treated - 000 tonnes / - 000 tons 438 467 357 1,658 483 515 394 1,828
Stripping ratio - t (mined total-mined ore) / t mined ore 7.49 7.59 4.64 5.89 7.49 7.59 4.64 5.89
Yield - g/t / - oz/t 2.12 2.12 3.12 2.52 0.062 0.062 0.091 0.074
Gold produced - kg / - oz (000) 929 991 1,113 4,187 30 32 36 135
Gold sold - kg / - oz (000) 911 1,099 1,076 4,329 29 35 35 139
Total cash costs - R/kg / - $/oz - produced 137,326 153,896 100,400 128,920 569 640 315 488
Total production costs - R/kg / - $/oz - produced 141,701 181,463 123,397 151,233 588 755 388 571
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 537 645 791 720 17.26 20.75 25.42 23.14
FINANCIAL RESULTS (MILLION)
Gold income
244 286 305 1,120 32 38 31 134
Cost of sales 130 194 139 650 17 26 14 79
Cash operating costs 111 134 91 464 15 18 9 57
Other cash costs 17 19 21 76 2 2 2 9
Total cash costs 128 153 112 540 17 20 11 66
Rehabilitation and other non-cash costs - 8 - 8 - 1 - 1
Production costs 128 160 112 548 17 21 11 67
Amortisation of tangible assets 4 19 26 86 1 3 3 10
Inventory change (2) 14 1 16 - 2 - 2
115 92 166 470 15 12 17 55
Realised non-hedge derivatives and other commodity contracts - - - - - - - -
115 92 166 470 15 12 17 55
Add back hedge buy-back costs - - - - - - - -
115 92 166 470 15 12 17 55
Capital expenditure 14 19 3 31 2 2 - 4
1
Sadiola is an equity accounted joint venture.
2
Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Adjusted gross profit
Adjusted gross profit excluding hedge buy-back costs

Continental Africa
Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2010
2009
2009
2009
2010
2009
2009
2009
YATELA - Attributable 40%
1
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 704 410 939 2,536 776 451 1,035 2,795
Placed
2
- 000 tonnes / - 000 tons 304 325 271 1,099 335 358 299 1,211
Stripping ratio - t (mined total-mined ore) / t mined ore 4.29 2.05 2.86 2.59 4.29 2.05 2.86 2.59
Yield
3
- g/t / - oz/t 1.86 3.91 2.73 3.62 0.054 0.114 0.080 0.106
Gold placed
4
- kg / - oz (000) 565 1,271 739 3,981 18 41 24 128
Gold produced - kg / - oz (000) 840 872 421 2,768 27 28 14 89
Gold sold - kg / - oz (000) 814 931 414 2,826 26 30 13 91
Total cash costs - R/kg / - $/oz - produced 114,328 91,723 174,214 98,617 474 382 547 368
Total production costs - R/kg / - $/oz - produced 118,553 125,839 194,766 121,069 491 524 612 455
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 1,193 1,264 560 958 38.36 40.65 17.99 30.80
FINANCIAL RESULTS (MILLION)
Gold income
219 243 118 725 29 33 12 89
Cost of sales 97 115 86 348 13 15 9 42
Cash operating costs 81 64 65 223 11 9 7 27
Other cash costs 15 16 9 50 2 2 1 6
Total cash costs 96 80 73 273 13 11 7 33
Rehabilitation and other non-cash costs 1 17 4 22 - 2 - 3
Production costs 97 97 77 295 13 13 8 36
Amortisation of tangible assets 3 13 5 40 - 2 1 5
Inventory change (3) 5 4 13 - 1 - 1
122 129 32 376 16 17 3 47
Realised non-hedge derivatives and other commodity contracts - - - - - - - -
122 129 32 376 16 17 3 47
Add back hedge buy-back costs - - - - - - - -
122 129 32 376 16 17 3 47
Capital expenditure - 13 (10) 5 - 2 (1) 1
1
Yatela is an equity accounted joint venture.
2
Tonnes / Tons placed on to leach pad.
3
Gold placed / tonnes (tons) placed.
4
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Adjusted gross profit
Adjusted gross profit excluding hedge buy-back costs

Continental Africa
Namibia
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2010
2009
2009
2009
2010
2009
2009
2009
NAVACHAB
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 822 794 823 3,490 1,075 1,038 1,076 4,565
Mined - 000 tonnes / - 000 tons 2,677 2,147 2,203 9,417 2,951 2,367 2,429 10,381
Treated - 000 tonnes / - 000 tons 267 267 352 1,278 294 294 388 1,409
Stripping ratio - t (mined total-mined ore) / t mined ore 2.47 5.14 5.47 5.58 2.47 5.14 5.47 5.58
Yield - g/t / - oz/t 2.09 1.97 1.61 1.58 0.061 0.058 0.047 0.046
Gold produced - kg / - oz (000) 557 526 569 2,014 18 17 18 65
Gold sold - kg / - oz (000) 530 538 573 1,984 17 17 18 64
Total cash costs - R/kg / - $/oz - produced 158,176 175,352 145,453 165,298 656 730 457 622
Total production costs - R/kg / - $/oz - produced 178,444 163,946 163,586 177,190 740 683 514 663
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 282 284 368 290 9.06 9.14 11.83 9.33
FINANCIAL RESULTS (MILLION)
Gold income
127 127 156 489 17 17 16 58
Cost of sales 95 89 94 351 13 12 9 42
Cash operating costs 84 88 78 317 11 12 8 38
Other cash costs 4 4 5 16 1 1 1 2
Total cash costs 88 92 83 333 12 12 8 40
Rehabilitation and other non-cash costs - 7 - 7 - 1 - 1
Production costs 88 100 83 340 12 13 8 41
Amortisation of tangible assets 11 (13) 10 17 2 (2) 1 2
Inventory change (5) 3 1 (6) (1) - - (1)
33 39 62 138 4 5 6 16
Realised non-hedge derivatives and other commodity contracts - - - (95) - - - (12)
33 39 62 43 4 5 6 4
Add back hedge buy-back costs - - - 95 - - - 12
33 39 62 138 4 5 6 16
Capital expenditure 17 21 23 164 2 3 2 20
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Adjusted gross profit
Adjusted gross profit excluding hedge buy-back costs

Continental Africa
Tanzania
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2010
2009
2009
2009
2010
2009
2009
2009
GEITA
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 4,153 4,981 4,334 18,389 5,432 6,515 5,669 24,053
Mined - 000 tonnes / - 000 tons 12,051 13,990 12,285 51,070 13,283 15,422 13,542 56,295
Treated - 000 tonnes / - 000 tons 1,209 1,211 917 4,480 1,333 1,335 1,011 4,939
Stripping ratio - t (mined total-mined ore) / t mined ore 10.05 11.08 11.64 12.07 10.05 11.08 11.64 12.07
Yield - g/t / - oz/t 2.15 2.09 1.50 1.89 0.063 0.061 0.044 0.055
Gold produced - kg / - oz (000) 2,598 2,534 1,379 8,466 84 81 44 272
Gold sold - kg / - oz (000) 2,436 2,713 1,363 8,449 78 87 44 272
Total cash costs - R/kg / - $/oz - produced 199,666 253,398 323,980 251,419 828 1,055 1,018 954
Total production costs - R/kg / - $/oz - produced 244,731 291,177 392,313 296,126 1,015 1,212 1,232 1,121
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 417 390 226 338 13.41 12.55 7.25 10.87
FINANCIAL RESULTS (MILLION)
Gold income
839 669 66 1,580 112 90 7 203
Cost of sales 583 766 532 2,446 77 102 54 298
Cash operating costs 487 608 426 2,021 65 81 43 246
Other cash costs 22 20 13 66 3 3 1 8
Total cash costs 508 627 439 2,087 68 84 44 254
Rehabilitation and other non-cash costs - 12 - 12 - 2 - 2
Production costs 509 639 439 2,100 68 86 44 256
Amortisation of tangible assets 117 84 94 366 16 11 10 44
Inventory change (43) 42 (2) (19) (6) 6 - (2)
256 (96) (466) (866) 34 (13) (47) (95)
Realised non-hedge derivatives and other commodity contracts (247) - 302 32 (33) - 30 (5)
10 (96) (164) (833) 1 (13) (17) (100)
Add back hedge buy-back costs - - - 430 - - - 54
10 (96) (164) (403) 1 (13) (17) (46)
Capital expenditure 12 69 22 160 2 9 2 19
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Adjusted gross profit (loss)
Adjusted gross profit (loss) excluding hedge buy-back costs

Australasia
Australia
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2010
2009
2009
2009
2010
2009
2009
2009
SUNRISE DAM
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - ooo tons 150 195 143 780 165 215 158 860
Treated - 000 tonnes / - 000 tons 131 147 217 733 144 162 239 808
Yield - g/t / - oz/t 5.38 5.75 4.97 4.73 0.157 0.168 0.145 0.138
Gold produced - kg / - oz (000) 704 845 1,077 3,464 23 27 35 111
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,383 1,510 1,398 5,636 1,809 1,975 1,829 7,372
Treated - 000 tonnes / - 000 tons 766 820 705 3,138 844 903 777 3,459
Stripping ratio - t (mined total-mined ore) / t mined ore 5.04 6.86 27.83 13.51 5.04 6.87 27.83 13.51
Yield - g/t / - oz/t 3.72 3.03 2.78 2.87 0.108 0.088 0.081 0.084
Gold produced - kg / - oz (000) 2,848 2,487 1,964 9,013 92 80 63 290
TOTAL
Yield
1
- g/t / - oz/t 3.72 3.03 2.78 2.87 0.108 0.088 0.081 0.084
Gold produced - kg / - oz (000) 3,552 3,331 3,041 12,477 114 107 98 401
Gold sold - kg / - oz (000) 3,515 3,474 2,945 12,317 113 112 95 396
Total cash costs - R/kg / - $/oz - produced 216,864 200,811 182,648 171,100 900 836 574 646
Total production costs - R/kg / - $/oz - produced 236,354 223,993 225,777 199,918 980 932 709 751
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 2,450 2,330 2,304 2,287 78.77 74.90 74.06 73.52
FINANCIAL RESULTS (MILLION)
Gold income
844 848 626 1,819 113 113 63 221
Cost of sales 843 772 680 2,484 113 103 69 300
Cash operating costs 744 648 534 2,055 99 87 54 249
Other cash costs 26 21 21 80 4 3 2 10
Total cash costs 770 669 555 2,135 103 90 56 259
Rehabilitation and other non-cash costs - 4 36 51 - 1 4 6
Production costs 770 673 592 2,185 103 90 60 265
Amortisation of tangible assets 69 73 95 309 9 10 10 37
Inventory change 3 26 (6) (11) 1 3 (1) (1)
2 75 (54) (665) - 10 (5) (79)
Realised non-hedge derivatives and other commodity contracts 3 6 171 617 - 1 17 69
4 81 118 (48) 1 11 12 (10)
Add back hedge buy-back costs - - - 585 - - - 74
4 81 118 537 1 11 12 64
Capital expenditure 42 57 49 259 6 8 5 31
1
Total yield excludes the underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Adjusted gross profit (loss)
Adjusted gross profit excluding hedge buy-back costs

Americas
Argentina
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2010
2009
2009
2009
2010
2009
2009
2009
CERRO VANGUARDIA - Atrributable 92.50%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 6,223 6,044 5,211 22,077 6,860 6,663 5,745 24,335
Treated - 000 tonnes / - 000 tons 229 237 212 919 253 261 233 1,013
Stripping ratio - t (mined total-mined ore) / t mined ore 26.06 23.01 23.14 22.42 26.06 23.01 23.14 22.42
Yield - g/t / - oz/t 6.37 6.12 6.98 6.51 0.186 0.178 0.203 0.190
Gold in ore - kg / - oz (000) 1,538 1,530 1,561 6,336 49 49 50 204
Gold produced - kg / - oz (000) 1,460 1,448 1,476 5,980 47 47 47 192
Gold sold - kg / - oz (000) 1,305 1,175 1,106 5,991 42 38 36 193
Total cash costs - R/kg / - $/oz - produced 94,137 81,425 127,374 96,642 390 339 400 355
Total production costs - R/kg / - $/oz - produced 123,554 119,975 162,697 131,823 512 499 511 487
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 697 690 702 710 22.40 22.18 22.56 22.83
FINANCIAL RESULTS (MILLION)
Gold income
301 282 333 1,495 40 38 34 182
Cost of sales 162 140 191 782 22 19 19 95
Cash operating costs 108 92 162 453 14 12 16 53
Other cash costs 30 26 26 125 4 4 3 15
Total cash costs 137 118 188 578 18 16 19 68
Rehabilitation and other non-cash costs - (1) - 10 - - - 1
Production costs 140 126 188 597 19 17 19 71
Amortisation of tangible assets 40 48 52 191 5 6 5 23
Inventory change (19) (34) (49) (6) (2) (5) (5) 1
139 142 142 713 19 19 14 88
Realised non-hedge derivatives and other commodity contracts - - (37) (328) - - (4) (40)
139 142 104 385 19 19 11 48
Add back hedge buy-back costs - - - 222 - - - 28
139 142 104 607 19 19 11 76
Capital expenditure 34 66 15 141 4 8 2 17
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Adjusted gross profit
Adjusted gross profit excluding hedge buy-back costs

Americas
Brazil
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2010
2009
2009
2009
2010
2009
2009
2009
ANGLOGOLD ASHANTI BRASIL MINERAÇÃO
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 285 371 318 1,382 314 409 351 1,523
Treated - 000 tonnes / - 000 tons 334 398 320 1,391 368 438 353 1,534
Yield - g/t / - oz/t 7.36 7.28 6.43 7.02 0.215 0.212 0.187 0.205
Gold produced - kg / - oz (000) 2,461 2,895 2,059 9,770 79 93 66 314
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 764 735 739 2,682 842 810 815 2,956
Placed
1
- 000 tonnes / - 000 tons 36 32 28 139 40 36 31 153
Stripping ratio - t (mined total-mined ore) / t mined ore 20.27 21.82 25.58 18.35 20.27 21.82 25.58 18.35
Yield
2
- g/t / - oz/t 2.71 3.88 2.30 3.26 0.079 0.113 0.067 0.095
Gold placed
3
- kg / - oz (000) 97 125 64 451 3 4 2 15
Gold produced - kg / - oz (000) 87 124 62 459 3 4 2 15
TOTAL
Yield
4
- g/t / - oz/t 7.36 7.28 6.43 7.02 0.215 0.212 0.187 0.205
Gold produced - kg / - oz (000) 2,548 3,019 2,121 10,229 82 97 68 329
Gold sold - kg / - oz (000) 2,560 2,906 2,158 10,117 82 93 69 325
Total cash costs - R/kg / - $/oz - produced 88,937 100,737 91,588 88,765 369 419 288 339
Total production costs - R/kg / - $/oz - produced 126,130 131,656 139,410 127,982 523 548 438 486
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 567 531 429 481 18.23 17.09 13.80 15.45
FINANCIAL RESULTS (MILLION)
Gold income
691 694 543 2,364 92 93 55 289
Cost of sales 326 378 294 1,265 44 51 30 154
Cash operating costs 220 296 188 880 29 40 19 108
Other cash costs 7 9 7 28 1 1 1 3
Total cash costs 227 304 194 908 30 41 20 111
Rehabilitation and other non-cash costs - 6 - 32 - 1 - 4
Production costs 230 310 194 940 31 42 20 116
Amortisation of tangible assets 92 87 101 369 12 12 10 44
Inventory change 5 (19) (1) (44) 1 (3) - (6)
365 315 248 1,099 49 42 25 135
Realised non-hedge derivatives and other commodity contracts (72) 26 40 (363) (9) 3 4 (47)
293 341 288 736 39 46 29 88
Add back hedge buy-back costs - - - 495 - - - 62
293 341 288 1,231 39 46 29 150
Capital expenditure 162 218 123 705 22 28 12 84
1
Tonnes / Tons placed onto leach pad.
4
Total yield represents underground operations.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Adjusted gross profit
Adjusted gross profit excluding hedge buy-back costs

Americas
Brazil
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2010
2009
2009
2009
2010
2009
2009
2009
SERRA GRANDE - Attributable 50%
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 113 141 91 439 125 156 101 484
Treated - 000 tonnes / - 000 tons 124 125 82 425 137 138 90 469
Yield - g/t / - oz/t 4.34 5.83 3.65 4.72 0.126 0.170 0.106 0.138
Gold produced - kg / - oz (000) 537 730 298 2,010 17 23 10 65
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 238 227 182 809 262 251 200 892
Treated - 000 tonnes / - 000 tons 25 29 8 104 28 31 9 115
Stripping ratio - t (mined total-mined ore) / t mined ore 9.64 6.07 9.00 5.74 9.64 6.07 9.00 5.74
Yield - g/t / - oz/t 3.55 3.37 3.96 3.70 0.103 0.098 0.116 0.108
Gold in ore - kg / - oz (000) 98 106 34 426 3 3 1 14
Gold produced - kg / - oz (000) 89 96 31 386 3 3 1 12
TOTAL
Yield
1
- g/t / - oz/t 4.34 5.83 3.65 4.72 0.126 0.170 0.106 0.138
Gold produced - kg / - oz (000) 627 826 328 2,396 20 27 11 77
Gold sold - kg / - oz (000) 640 782 421 2,445 21 25 14 79
Total cash costs - R/kg / - $/oz - produced 109,099 81,045 158,853 107,311 453 337 499 406
Total production costs - R/kg / - $/oz - produced 156,119 114,390 205,445 142,878 647 476 646 542
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 536 723 305 544 17.24 23.25 9.80 17.51
FINANCIAL RESULTS (MILLION)
Gold income
171 194 100 569 23 26 10 70
Cost of sales 98 89 74 343 13 12 7 42
Cash operating costs 63 59 49 238 8 8 5 29
Other cash costs 5 8 4 20 1 1 - 2
Total cash costs 68 67 52 257 9 9 5 31
Rehabilitation and other non-cash costs - - - 3 - - - -
Production costs 69 67 52 261 9 9 5 32
Amortisation of tangible assets 29 27 15 82 4 4 2 10
Inventory change - (5) 6 - - (1) 1 -
73 105 26 226 10 14 3 29
Realised non-hedge derivatives and other commodity contracts (15) - 11 (121) (2) - 1 (16)
58 104 38 105 8 14 4 13
Add back hedge buy-back costs - - - 148 - - - 19
58 104 38 253 8 14 4 32
Capital expenditure 48 73 72 279 6 10 7 33
1
Total yield represents underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Adjusted gross profit
Adjusted gross profit excluding hedge buy-back costs

Americas
United States of America
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2010
2009
2009
2009
2010
2009
2009
2009
CRIPPLE CREEK & VICTOR
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 15,097 13,335 12,204 52,238 16,642 14,699 13,453 57,582
Placed
1
- 000 tonnes / - 000 tons 5,117 4,320 5,306 18,650 5,640 4,762 5,849 20,558
Stripping ratio - t (mined total-mined ore) / t mined ore 1.90 2.09 1.32 1.79 1.90 2.09 1.32 1.79
Yield
2
- g/t / - oz/t 0.47 0.46 0.46 0.46 0.014 0.013 0.013 0.013
Gold placed
3
- kg / - oz (000) 2,406 1,984 2,417 8,526 77 64 78 274
Gold produced - kg / - oz (000) 1,796 1,731 1,736 6,768 58 56 56 218
Gold sold - kg / - oz (000) 1,887 1,689 1,789 6,755 61 54 58 217
Total cash costs
4
- R/kg / - $/oz - produced 116,558 100,989 106,971 100,315 482 420 336 376
Total production costs - R/kg / - $/oz - produced 143,494 124,846 141,245 127,226 594 520 444 475
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 1,528 1,548 1,621 1,538 49.11 49.78 52.12 49.46
FINANCIAL RESULTS (MILLION)
Gold income
520 425 243 1,376 69 57 24 171
Cost of sales 258 216 245 861 34 29 25 103
Cash operating costs 269 254 346 1,173 36 34 35 140
Other cash costs 16 6 17 45 2 1 2 5
Total cash costs 286 260 363 1,217 38 35 37 145
Rehabilitation and other non-cash costs - (60) - (59) - (8) - (8)
Production costs 286 200 363 1,158 38 27 37 137
Amortisation of tangible assets 54 41 71 183 7 5 7 22
Inventory change (82) (24) (189) (480) (11) (3) (19) (55)
262 209 (3) 515 35 28 - 67
Realised non-hedge derivatives and other commodity contracts (62) (3) 232 (2) (8) - 23 (7)
200 207 229 513 27 28 23 60
Add back hedge buy-back costs - - - 292 - - - 37
200 207 229 804 27 28 23 97
Capital expenditure 97 294 79 726 13 37 8 87
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total cash cost calculation includes inventory change.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Adjusted gross profit
Adjusted gross profit excluding hedge buy-back costs

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the hedge reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of
AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources, and capital expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2009, which was distributed to shareholders on 30 March 2010, and the company’s annual report on Form 20-F, filed with the Securities and Exchange
Commission in the United States on 19 April 2010. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to
AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglgoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Administrative  information
ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young Inc
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan * (Chief Financial
Officer)
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
W A Nairn
Prof W L Nkuhlu
S M Pityana
* British
#
American
~ Australian South African
Officers
Company Secretary:
Ms L Eatwell
Investor Relations Contacts
South Africa
Sicelo Ntuli
Telephone: +27 11 637 6339
Fax: +27 11 637 6400
E-mail: sntuli@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngoGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of
its website at www.anglogoldashanti.com
and under the “Investors” tab on the main
page. This information is updated regularly.
Investors should visit this website to obtain
important information about AngloGold
Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
PRINTED BY INCE (PTY) LIMITED
Share Registrars
South Africa
Computershare Investor Services (Pty)
Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
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England
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Fax: +44 870 703 6119
Australia
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Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 229664
Fax: +233 21 229975
ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free
in USA) or +1 201 680 6578 (outside
USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 7, 2010
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary